Registration No. 333-32823
      As filed with the Securities and Exchange Commission on September 12, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         ELECTRONIC CLEARING HOUSE, INC.
             (Exact name of registrant as specified in its charter)

           Nevada                                  93-0946274
           (State or other jurisdiction of         (I.R.S. Employer
            incorporation or organization)         Identification No.)

               28001 Dorothy Drive, Agoura Hills, California 91301
              (818) 706-8999; FAX (818) 597,8999; www.echo-inc.com
          (Address, including zip code, and telephone number, including area code, fax number and web site of principal executive offices)

                          Donald R. Anderson, President
                28001 Dorothy Drive, Agoura Hills, CA 91301-2697
                       (818) 706-8999; FAX (818) 597-8999
 (Name, address, including zip code, telephone number, including area code and fax number of agent for service)


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                  -----------------------------------------

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for he same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE
Title of each                   maximum       maximum
class of          Amount       offering      aggregate       Amount of
securities to      to be       price per     offering      registration
be registered   registered   Share<F1><F2>   price<F1>          fee

Common Stock,     6,148,565[3]    $1.43      $8,792,448      $2,664.38
$0.01 par

<F1>
Estimated solely for computing registration fee pursuant to Rule 457.
<F2>
Pursuant to Rule 457(c), based upon the average of bid and ask price.
<F3>
Represents common stock underlying 2,658,220 convertible preferred stock;
1,100,000 common stock purchase warrants; 1,520,000 non-plan       options;
and 870,345 common stock.

Note: The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(A), may determine.



                                                 Registration File No. 333-32823
                                 Preliminary prospectus dated September 12, 1997
                                                           Subject to completion


                                6,148,565 Shares

                         ELECTRONIC CLEARING HOUSE, INC.

                     Common Stock, par value $0.01 per share

The shares of common stock, par value $0.01 per share ("Common Stock") of Electronic Clearing House, Inc. (the "Company") to which this Prospectus relates consist of an aggregate of 6,148,565 shares of Common Stock to be offered for the account of current holders of the Company's Common Stock, current holders of several series of preferred stock of the Company convertible into shares of Common Stock (such series of convertible preferred stock are hereinafter collectively referred to as "Preferred Stock"), current holders of non-plan options ("Options") and current holders of various warrants to purchase shares of Common Stock ("Warrants") which were issued at various times in connection with various promissory notes ("Notes") issued by the Company in connection with various loans to it. Such current common and preferred stockholders, option holders, and warrant holders are hereinafter collectively referred to as "Selling Security Holders". Except as otherwise set forth herein, all costs incurred in connection with the registration of these 6,148,565 shares of Common Stock, estimated to be approximately $35,000, will be borne by the Company. Such shares of Common Stock may be offered for sale from time to time by the Selling Security Holders. The Company will not receive any proceeds from any sales of the Common Stock by the Selling Security Holders. See "Selling Security Holders" and "Description of Securities".


                           --------------------------

The Company's Common Stock is listed on the NASDAQ SmallCap Market under the symbol ECHO. On July 30, 1997, the closing price for the Common Stock was $1.43.

                           ---------------------------

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE POSSIBLE LOSS OF HIS ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS.

                           ---------------------------
                INVESTORS SHOULD READ AND RETAIN THIS PROSPECTUS

                           ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------

                         ELECTRONIC CLEARING HOUSE, INC.
                               28001 Dorothy Drive
                         Agoura Hills, California  91301

                           ---------------------------
                 The date of this Prospectus is          , 1997.




                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, Northeastern Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and the Pacific Regional Office, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

     This Prospectus constitutes part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission, at http://www.sec.gov.


                     INFORMATION WITH RESPECT TO THE COMPANY

     Accompanying this Prospectus are copies of (i) the Company's Annual Report to Shareholders (on Form 10-K) for the fiscal year ended September 30, 1996, and (ii) the Company's Quarterly Report (on Form 10-Q) for the quarter ended June 30, 1997. Reference is made to the Annual Report for information concerning the Company.







                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended September 30, 1996, and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997, and June 30, 1997.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Donna Camras, Corporate Secretary, Electronic Clearing House, Inc., 28001 Dorothy Drive, Agoura Hills, California 91301, telephone (818) 706-8999, ext. 3033.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus or in documents incorporated herein by reference. For certain risks associated with the purchase of Common Stock offered hereby, see "Risk Factors".

Unless the context indicates otherwise, references in this Prospectus to the Company include Electronic Clearing House, Inc. and its subsidiaries.


                                   THE COMPANY

Electronic Clearing House, Inc., ("ECHO") is a provider of hardware and network services to customers on a national scale, specializing in merchant credit card processing and equipment rental inventory management. ECHO has expertise in:

                 1)  Point-Of-Sale ("POS") hardware and software design;
                 2)  Communication networks; and
                 3)  Data center management services.

The most common application of the Company's expertise is in its credit card processing services which allows merchants to accept credit cards in commercial transactions. In providing these services, the Company 1) sells or leases a POS terminal to a merchant that operates using software provided by the Company, 2) moves credit card data from the merchant site to the ECHO data center over one of several communication networks managed by the Company, and
3) electronically authorizes and deposits funds into the merchant's bank account utilizing the data center and electronic funds transfer capabilities developed by the Company.

The Company has expanded the use of its expertise to the application of inventory tracking, and is presently providing this service solely to U-Haul International. Under this application, the Company 1) sells a terminal designed and manufactured by the Company that utilizes proprietary software developed by the Company to track dealer inventory, generate reports as desired by the dealer and calculate both dealer and U-Haul compensation, 2) manages the transmission of dealer data to the Company's data center over several communication networks, and 3) evaluates the data and distributes it to the appropriate location in the U.S., thereby allowing rental reservations to be taken by other dealers in advance of the physical equipment arriving at the new location.

The Company currently operates four active subsidiaries, all wholly-owned by the Company, to coordinate its business activities.

   National Credit Card Reserve Corporation provides all data center and customer service activities relating to transaction processing services which include electronic credit card authorizations, electronic fund transfers, inventory tracking for U-Haul and electronic deposits utilizing the Automated Clearing House, for merchants, banks and other customers.

   ECHO Payment Services, Inc. leases, rents and sells POS terminals and related equipment.

   Computer Based Controls, Inc. designs, manufactures and sells POS terminals and related equipment.

   XpressCheX, Inc. provides check guarantee services to California-based merchants.

The Company's current growth and profitability is being generated primarily from its credit card processing, U-Haul inventory tracking activities, U-Haul equipment purchases, and equipment leasing services. In management's opinion, the Company's equipment design and manufacturing activities have been innovative and have provided added versatility in meeting customer's needs. The Company's check guarantee services are restricted to only California merchants.

The Company's subsidiary Computer Based Controls, Inc. (CBC) received the First Article Test approval for its EMOD in February 1997 from the United States Postal Service (USPS). Additionally, 175 "Stand-Alone" EMOD units were delivered to the USPS in April 1997 and a phased deployment began in the Dallas, Texas area in May 1997. The USPS has advised the Company that they are having difficulty in securing a printing company that is able to economically produce the desired EMOD form stock with the necessary security components. This may delay decisions regarding further deployment after the pilot program and/or may generate the need for a redesign of the existing systems to accommodate a modified paper stock. There is no assurance that a redesign of the existing systems will be economically feasible for both the Company and USPS. The Company has not been informed by USPS regarding the results of the pilot program thus far.

The Company's corporate headquarters and administrative offices are located at 28001 Dorothy Drive, Agoura Hills, California, 91301, telephone number (818) 706-8999.

                                  THE OFFERING
Shares of Common Stock Offered
by Selling Security Holders      6,148,565<F1>

Common Stock Outstanding
Prior to this Offering          14,470,541<F2>

Common Stock Outstanding
after this Offering             19,748,761<F2>

NASDAQ SmallCap
Market Symbol<F3>               ECHO

Use of Proceeds                 There will be no proceeds to the Company from
                                the sale of Common Stock offered for the accounts of Selling Security Holders. The net proceeds to the Company from the exercise of all the Warrants and Options of approximately
                                $1,743,750 will be used for general working capital purposes. See "Use of Proceeds".

Risk Factors                    An investment in the shares of Common Stock
                                offered hereby is highly speculative, involves
                                a high degree of risk and should be made only
                                by persons who can afford the possible loss of
                                their entire investment.  For a discussion of
                                risks such as historical operating losses,
                                working capital restrictions, ability to
                                continue as a going concern, and dilution, see
                                "Risk Factors".
-------------------------------------------------------------------
[FN]
<F1>
Of the 6,148,565 shares of Common Stock being registered by the Registration Statement, (1) 870,345 shares are currently issued and outstanding, (2) 2,658,220 represents shares of Common Stock issuable upon conversion into shares of Common Stock of convertible preferred stock previously issued by the Company at various times in connection with loans previously made to the Company, (3) 1,520,000 represents shares of Common Stock issuable upon exercise of non-plan options to purchase shares of Common Stock previously issued by the Company at various times; and (4) 1,100,000 represents shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock previously issued by the Company at various times in connection with loans previously made to the Company. See "Selling Security Holders" and "Description of Securities".
<F2>
The Company's officers, directors and principal shareholders will beneficially own and control approximately 37% of the Company's outstanding Common Stock following this offering, assuming no exercise of any other outstanding warrants, options or other convertible securities, and therefore will be able to control or exercise significant influence over matters requiring stockholder approval. See "Risk Factors -Control and Influence by Officers, Directors and Principal Shareholders".
<F3>
The Company's Common Stock is presently quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") SmallCap Market under the symbol ECHO. There can be no assurance that the listing of the Company's shares will, in the future, always continue to satisfy applicable NASDAQ requirements for continued inclusion in the NASDAQ System. Failure to be included in the NASDAQ System would have a materially adverse effect upon the price and liquidity of the Company's Common Stock.





                                  RISK FACTORS


THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A VERY HIGH DEGREE OF RISK. THE PURCHASE OF THE COMMON STOCK SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY STATEMENTS BEFORE PURCHASING ANY OF THE SHARES OFFERED HEREBY. THE FOLLOWING IS NOT INTENDED AS, AND SHOULD NOT BE CONSIDERED, AN EXHAUSTIVE LIST.

Historical Operating Losses
The Company has reported operating losses for the past eleven years. There is no assurance that Company operations will be profitable in the future. Should the operations of the Company be profitable in the future, it is anticipated that the Company will retain any earnings to finance its operations. The history of operating losses limits the Company's access to capital which could affect the Company's ability to continue operations.

Limited Working Capital Availability
The Company has a positive working capital ratio of 2.14 to 1 as of June 30, 1997, but operated with substantial working capital deficits from time to time since inception. Because of limited working capital, the Company's cost of operation was increased and gross profit margins reduced. There can be no assurance that the Company will not have working capital deficits in the future.

Ability To Continue As a Going Concern
The report of the Company's independent accountants for every year during the past eleven years has contained an explanatory paragraph as to the uncertainty of the Company's ability to continue as a going concern without additional financing or an infusion of capital. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by this Prospectus, although it will receive gross proceeds of $450,000 from the exercise of the Warrants, assuming all of the Warrants are exercised and it will receive gross proceeds of $1,293,750 from the exercise of the non-plan options, assuming all of the options are exercised. No assurance can be given that the Company will be able to continue as a going concern without the need for additional financing. The going concern limitation limits the Company's access to capital.

Need for Additional Financing
Continuity of growth and future operations will depend upon the extent of funds available from operations and/or the Company's ability to raise additional funds through bank borrowings, equity or debt financing. Given the Company's history, it probably will require additional financing to conduct and/or expand its operations. No assurances can be given that, if required, such financing will be available to the Company or, if available, it will be on reasonable terms. If the Company cannot obtain needed funds, it may be forced to curtail or cease all or part of its activities. The Company has no immediate need to obtain working capital through financing.



Bank Relationships
To engage in Visa and MasterCard processing, a cooperative relationship is required with a bank which provides necessary sponsorship of Visa and MasterCard transactions. The inability of the Company to maintain such a cooperative relationship with a prior bank in 1989 had a materially adverse effect upon operations and was the subject of a lawsuit settled in 1995. Management changes at the bank, bank merges, unilateral policy changes and poor merchant service by bank personnel have historically led the Company to seek different or additional bank relationships. Since the Company cannot eliminate or control such bank related activities, management believes the Company should have at least two or more participating financial institutions to avoid having its processing volume restricted by financing limitations and business policies of participating banks. Management also believes that prudent business practices dictate that several additional bank relationships be obtained to avoid limitations upon its business operations. Failure to obtain contractual processing relationships with additional banks could limit and impede future credit card processing activity and could have a materially adverse effect upon the Company's operations.

The Company presently has processing agreements and relationships with Imperial Bank, Los Angeles, California, First Charter Bank, Beverly Hills, California, First Regional Bank, Los Angeles, California and The Berkshire Bank, New York, New York. However, there can be no assurance that the Company will always be able to maintain its present banking relationships or establish other such relationships, or, if such other relationships are available, that they can be obtained on terms satisfactory to the Company.

Credit Card Fraud
Under the Imperial Bank processing contract, the bank assumes (and is compensated for bearing) losses due to unauthorized or fraudulent use of credit cards. The First Charter Bank, First Regional Bank and The Berkshire Bank contracts compensate the Company to assume such potential liabilities for the unauthorized use of credit card information. Although the Company has systems and software for the electronic surveillance and monitoring of fraudulent credit card use, the Company still could incur substantial losses as the result of the unauthorized or fraudulent use of credit cards by unscrupulous merchants, which could, depending on the size of the losses, have a materially adverse effect on the Company, or cause it to cease operations. The Company does not maintain any insurance to protect it against any such losses. Historically, the Company allocates ten basis points (.001) of daily processing activity as a reserve against any losses that it may sustain due to such activity. Through the first three quarters of 1997, the Company has reserved approximately $410,000 and sustained expenses of $288,000 against said reserves. The Company believes this mechanism of allocating daily from processing revenues to a reserve to address these obligations when they arise will be adequate to address the inherent risks associated with merchant processing.



Takeover
The Company's Common Stock is widely held. The Company, through its officers and directors, could own a maximum of 30% of the Common Stock outstanding if all options and warrants held by them were exercised and no other warrants or conversions were exercised. In September 1996, the Company signed a Rights Agreement, designed to protect shareholders in the event of an unsolicited attempt to acquire the Corporation for an inadequate price and to protect against abusive practices that do not treat all shareholders equally. In addition, the Corporation declared a dividend of one Preferred Share Purchase Right for each share of Common Stock of the Corporation outstanding on September 30, 1996. Each Right represents the right to purchase one one-hundredth of a share of the Corporation's Series A Junior Participating Preferred Stock upon the occurrence of certain events as described in the Summary of Rights to Purchase Preferred Shares.

Real Estate Investments
The Company in the past has invested in real estate; however, investments in real estate are not a part of the Company's business activities, and future sales of presently held properties could be unprofitable. The Company has provided adequate reserve to reflect the estimated market value, less the costs of disposition, on its real estate holdings. The Company does not maintain title insurance policies for its real estate holdings and could incur losses resulting from title defects.

Dependence Upon Single Major Customer
In 1996, approximately 85% of equipment manufactured by the Company was sold to a single major customer, U-Haul International, Inc., which accounted for approximately 15% and 12% of the Company's revenue for the years 1996 and 1995, respectively. Termination of business from this customer would seriously impact its sales and earnings. Sales of equipment by Computer Based Controls was approximately 15% of the Company's total sales in fiscal 1996.

Competition
The industries in which the Company operates are highly competitive and are characterized by rapid technological change, rapid rates of product obsolescence and introductions of competitive products often at lower prices and/or with greater functionality than those currently on the market. The Company currently is not a major factor in the industries in which it competes, and, in management's opinion, the Company's share of the markets in which it competes is relatively small in comparison to most of its competitors. Most, if not all, of the Company's competitors have substantially greater financial and marketing resources than the Company. As a result, they are probably better able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products and services than is the Company. Furthermore, in the future, the Company may encounter substantial additional competition. There can be no assurance that the Company's current products and services will not become obsolete, or that the Company will have the financial resources, technical expertise, marketing capabilities or manufacturing and support facilities to compete successfully in the future.




Rapid Technological Change
The markets in which the Company competes are characterized by rapid technological change, frequent new product and service introductions, evolving industry standards and changes in customer demands. The introduction of products and services embodying new technologies and the emergence of new industry standards can, in a relatively short period of time, render existing products obsolete and unmarketable. The Company believes that its success will depend upon its ability continuously to develop new products and services and to enhance its current products and to introduce them promptly into the market. There can be no assurance that the Company will be successful in developing and marketing new product enhancements, new products or services that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the success or development, introduction and marketing of these products, enhancements and services, or that any new product, product enhancement and services it may introduce will achieve market acceptance. Failure to develop and introduce new products, product enhancements or services, or to gain customer acceptance of such products, product enhancements or services in a timely fashion could harm the Company's competitive position and materially adversely affect it.

Dependence on Proprietary Technology; Risks of Third Party Infringement Claims The Company presently has two patents with respect to certain of its proprietary technology; however, there can be no assurance that if challenged, these patents can be judicially sustained. In the absence of such protection, competitors would be able to duplicate the Company's products. Furthermore, even if the Company has patents, there can be no assurances that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies. The Company has expended considerable time and resources to develop information systems to serve its merchant base. There is no intellectual property protection on the computer equipment and database that comprise these systems. Additionally, although the Company believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Company. Similarly, infringement claims could be asserted against products and technologies which the Company licenses, or has the rights to use, from third parties. Any such claims, if proved, could materially and adversely affect the Company's business and results of operations. The Company is only aware of one party who believes the USPS money order distribution system provided by the Company violates its patents but no action has been taken by such party to date. It is the opinion of management that no infringement has occurred and has secured legal opinions substantiating such position but, although any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.





No Product Liability or Errors and Omissions Insurance
The Company could be subject to claims in connection with the products and services that it sells. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from any such claim, or that it would be able to have its customers indemnify or insure it against any such liability. The Company currently does not carry product liability or errors and omissions insurance. The Company does not intend to seek to obtain such insurances.

Dependence Upon Key Personnel
The Company depends on the services of key technical and managerial personnel and, in particular, Joel M. Barry, Chairman of the Board and Chief Executive Officer, Larry Thomas, Senior Vice President and Chief Technology Officer, and Donald R. Anderson, President, Chief Operating Officer and a Director, whose employment agreement will expire on September 30, 1997, at which time it is planned that he shall serve in a consulting capacity for two years. Formal discussions are underway and nearing completion with a present officer of the Company to assume the position of President and Chief Operating Officer of the Company. Should such negotiations fail, Mr. Anderson has agreed to continue to serve in his present capacity until other arrangements can be made. Mr. Anderson's primary contribution to the Company centers on overseeing regulatory compliance issues with both financial and credit card institutions, evaluating system enhancements to comply therewith and the general daily oversight of the Company's various operating divisions. There is no assurance that an appropriate replacement for any of the key individuals could be found. Management believes that its future success will depend upon its ability to attract, retain and motivate highly skilled technical and management employees and consultants, who are in great demand. There can be no assurance that the Company will be able to do so.

Absence of Dividends
No cash dividends have ever been declared or paid by the Company on its Common Stock. The Company intends to employ all available funds in its business and does not intend to pay cash dividends in the foreseeable future; it being anticipated that any earnings will be retained by the Company to finance its operations. Accordingly, the Common Stock offered hereby is not a suitable investment for persons requiring current dividend income.

Preferred Stock
The Company currently has 5,000,000 shares of Preferred Stock authorized, with 620,511 shares outstanding at June 30, 1997. Preferred Stock has priority in liquidation and dividends over Common Stock. Accordingly, if the Company were required to be liquidated, its then outstanding shares of Preferred Stock would have priority over the then outstanding shares of Common Stock to the Company's net assets.

NASDAQ Requirements for Trading
Certain minimum requirements must be satisfied by the Company to remain listed on NASDAQ. Failure to be included in the NASDAQ System would have a materially adverse effect upon the price and liquidity of the Company's Common Stock. There can be no assurance that the listing of the Company's shares will, in the future, always continue to satisfy applicable NASDAQ requirements for continued inclusion in the NASDAQ System. The Company's primary concern is in its trading price which has recently moved between $1.10 to $1.50. Failing to maintain at least $1.00 can be a basis to lose NASDAQ qualification. The Company has no control over such valuation but would take immediate action to maintain continued listing qualification if faced with possible delisting but no assurance can be made that such action would be successful. Failure to be included in the NASDAQ System would have a materially adverse effect upon the price and liquidity of the Company's Common Stock.

Maintenance of Trading Markets
Trading markets for the Company's Common Stock were maintained on NASDAQ by the underwriter of the Company's public offering in November 1990, and various other broker/dealers who are members of the National Association of Securities Dealers. The underwriter, which had been the Company's principal market maker, went out of business in June 1992. None of the remaining market makers are under any legal obligation to maintain such markets and may discontinue them at any time. Any such discontinuance could have a material adverse effect on the price and liquidity of the Company's Common Stock.

Related Party Transactions
The Company has historically engaged in transactions with certain of its officers and directors and various entities affiliated with such officers and directors, and has relied heavily on such transactions throughout its existence as a source of funds for the Company's operations. Such transactions have resulted in accumulation of the Company's stock by such officers and directors and the beneficial owners of their affiliated entities. The Company is not presently engaged in any litigation arising out of transactions with related parties and their associates, investors and affiliates but there can be no assurance that litigation arising out of prior related party transactions will not occur or that the Company will cease engaging in such transactions or that such transactions will not be needed as a source of funding. Transactions between the Company and any affiliate are currently and will in the future be entered into on terms at least as favorable as could be obtained from unaffiliated, independent third parties.

Future Issuances of Stock by the Company Without Shareholder Approval Following the sale of the Common Stock offered hereby, the Company will have outstanding 19,748,761 shares of Common Stock out of a total of 26,000,000 shares of Common Stock authorized, not including up to 2,040,000 shares of Incentive Stock Options outstanding following the offering. The remaining 4,211,239 shares of Common Stock not issued or reserved for specific purposes may be issued without any action or approval of the Company's stockholders. Although there are no present plans, agreements or undertakings involving the issuance of such shares, any such issuance could be used as a method of discouraging, delaying or preventing a change in control of the Company or could significantly dilute the public ownership of the Company, which could adversely affect the market for the Common Stock. There can be no assurance that the Company will not undertake to issue such shares if it deems it appropriate to do so. The holders of the options, warrants and other securities convertible into shares of Common Stock have the authority to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership, with a resulting dilution in the interest of other stockholders. The existence of the aforementioned options and warrants and any other options or warrants that may be granted in the future may prove to be a hindrance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

Control and Influence by Officers, Directors and Principal Shareholders
Based on the 19,748,761 shares of Common Stock which will be outstanding upon completion of this offering, assuming no exercise of any other warrants, options or convertible securities, the Company's officers, directors and principal shareholders will beneficially own and control approximately 37% of the Company's outstanding Common Stock. Cumulative voting (which provides that a stockholder can cast votes in the election of directors to a single candidate or among the candidates as the stockholder wishes equal to the number of shares owned by such stockholder, multiplied by the number of directors to be elected) is not permitted with respect to the Company's Common Stock. As the result, the Company's officers, directors and principal stockholders, acting together, will be able to control or exercise significant influence over matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. It is likely, therefore, that investors in this offering will have little or no voice in the direction of the Company's operations.

                                 USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Security Holders. The Company will, however, receive proceeds from the exercise of the Warrants and Options. Assuming the exercise of all Warrants and Options, the proceeds to the Company from the exercise of such Warrants will be approximately $450,000 and of such Options will be approximately $1,293,750, all of which will be contributed to the working capital of the Company.

                                 DIVIDEND POLICY

Although the holders of Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefor, the Company has not paid any cash dividends in the past and has no present intention of doing so. See "Description of Securities -- Common Stock." The Company intends to devote all funds to the operation of its businesses. Accordingly, the shares of Common Stock offered hereby are not a suitable investment for persons requiring current dividend income on the capital to be invested herein, and such persons should refrain from purchasing the shares of Common Stock offered hereby.






                            SELLING SECURITY HOLDERS

The Registration Statement, of which this Prospectus forms a part, covers the registration of an aggregate of 870,345 shares of Common Stock. In addition to these 870,345 shares of Common Stock, the Registration Statement, of which this Prospectus forms a part, also covers the registration of 5,278,220 shares of Common Stock issuable upon exercise of the Warrants, the exercise of the Options, and the conversion of the Preferred Stock.

The costs of qualifying all of these 6,148,565 shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing and other costs (except commissions) in connection with their offering and sale, will be paid by the Company. The resale of shares of Common Stock by any Selling Security Holder is subject to Prospectus delivery and other requirements of the Securities Act. Sales of these shares of Common Stock, or even the potential for such sales at any time, may have a material adverse effect on the market price of the Company's Common Stock. The Company will not receive any proceeds from the sale of Common Stock by the Selling Security Holders.

The Company does not know if any Selling Security Holder who currently holds Warrants, Preferred Stock or Options will exercise the Warrants, Preferred Stock or Options, and, if exercised or converted, if they will thereafter offer for sale any or all of the shares of Common Stock received upon the exercise and conversion thereof. Accordingly, the following list of Selling Security Holders assumes that all Warrants and Options have been exercised, all Preferred Stock have been converted, and all shares of Common Stock received upon such exercises and conversions are thereafter sold by the Selling Security Holders, resulting in no remaining shares of Common Stock being owned by any such Selling Security Holder. The shares offered through the conversion of debt, promissory notes or preferred stock and through the exercise of stock warrants, as disclosed in the table below, were acquired by such Selling Security Holders prior to this offering.


                            SELLING SECURITY HOLDERS


                                                           Shares of
Name                                                       Common Stock
Jenna Geiger                                            20,000 <F1>
Adam Geiger                                             20,000 <F1>
Arthur Geiger                                           60,000 <F2>
Rosengart/Geiger Trust                                 175,000 <F3>
The Barron Trust                                       175,000 <F3>
Allied Building Products Corp. Savings & Inv. Plan     300,000 <F4>
Herbert Smilowitz                                      100,000 <F5>
Moses Marx                                             550,000 <F6>
Momar Corporation                                       37,500 <F7>
Alfred Freeman                                         112,500 <F8>
Leo and Maurine Weiner                                 150,000 <F9>
Van Zyl Living Trust                                   447,900<F10>
Donald R. Anderson                                     332,320<F11>
George Kondos                                          213,879<F12>
Daniel Kondos                                          213,879<F12>
John Lovelace                                          142,587<F13>
Euro Investment                                        100,000<F14>
Michael Walshe                                         200,000<F14>
Tod Parrott                                            200,000<F14>
Patsy Barbour-Woofter and Wm. L. Woofter JT TEN        400,000<F14>
Raymond Cassano                                        200,000<F15>
Jay Gumeringer                                         100,000<F14>
The Knox Trust                                          80,000<F16>
HD Benefit Services                                     80,000<F16>
Moses Marx                                             176,000<F16>
Aded Aboodi                                            176,000<F16>
Don Lapre                                              176,000<F16>
Jesse Fong                                              60,000<F17>
Fariborz Hamzei                                        325,000<F17>
Herbert L. Lucas, Jr.                                  325,000<F17>
Carl W. Schafer                                        375,000<F17>
Patricia Atlas                                          20,000<F17>
Larry Brown                                             20,000<F17>
Paul Heesen                                             45,000<F17>
Soleyman Khalili                                        10,000<F17>
Jonathan Moeller                                        15,000<F17>
Bryant Young                                            15,000<F17>
----------------------------------------------------

<F1>
Represents 15,000 shares of common stock issuable upon exercise of warrants issued in connection with a note and 5,000 shares of common stock offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F2>
Represents 45,000 shares of common stock issuable upon exercise of warrants issued in connection with a note and 15,000 shares of common stock offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F3>
Represents 125,000 shares of common stock issuable upon exercise of warrants issued in connection with a note, 25,000 shares offered by Selling Security Holders through exercise of warrants, and 25,000 shares offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F4>
Represents 225,000 shares of common stock issuable upon exercise of warrants issued in connection with a note and 75,000 shares of common stock offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.


<F5>
Represents 75,000 shares of common stock issuable upon exercise of warrants issued in connection with a note and 25,000 shares offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F6>
Represents 250,000 shares of common stock issuable upon exercise of warrants issued in connection with a note and 300,000 shares offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F7>
Represents 37,500 shares offered by Selling Security Holder through exercise of warrants.
<F8>
Represents 75,000 shares of common stock issuable upon exercise of warrants issued in connection with a note, 12,500 shares offered by Selling Security Holders through the exercise of warrants, and 25,000 shares offered by Selling Security Holders through the conversion of a convertible promissory note issued by the Company.
<F9>
Represents 150,000 shares of common stock issuable upon exercise of warrants issued in connection with a note.
<F10>
Represents 447,900 shares of common stock to be offered by Selling Security Holder through the conversion of Convertible H Preferred Stock.
<F11>
Represents 22,320 shares of common stock to be offered by Selling Security Holder through the conversion of Convertible H Preferred Stock and 310,000 shares of common stock through the exercise of non-plan options.
Additionally, Mr. Anderson beneficially owns 56,339 shares of common stock (includes 45,473 shares owned by the Anderson Trust and 1,775 shares owned by Mr. Anderson's wife) and 200,000 options granted under the Incentive Stock Option Plan. Mr. Anderson is the President of the Company and a co-trustee of the Anderson Trust.
<F12>
Represents 187,500 shares of common stock to be offered by Selling Security Holders through the conversion of Convertible K Preferred Stock and 26,379 shares offered by Selling Security Holders through conversion of a debt.
<F13>
Represents 125,000 shares of common stock to be offered by Selling Security Holder through the conversion of Convertible K Preferred Stock and 17,587 shares offered by Selling Security Holder through the conversion of debt.
<F14>
Represents 900,000 shares of common stock to be offered by Selling Security Holders through the conversion of Convertible K Preferred Stock.
<F15>
Represents 200,000 shares offered by Selling Security Holder through the conversion of Convertible K Preferred stock.
<F16>
Represents 688,000 shares of common stock to be offered by Selling Security Holder through the conversion of Convertible L Preferred Stock.

<F17>
Represents 1,520,000 shares of common stock to be offered by Selling Security Holder through the exercise of non-plan Options.

                              PLAN OF DISTRIBUTION

6,148,565 shares for the account of Selling Security Holders are offered hereby. When holders of conversion rights, Preferred Stock, Warrants, or Options present them to Company's corporate office, along with remittance in the case of warrant holders and option holders, the Company will authorize its transfer agent to forward shares of Common Stock to the holder who is exercising the conversion right, warrant or option.

The Selling Security Holders' Common Stock may be sold from time to time directly by the Selling Security Holders. Alternatively, the Selling Security
Holders, may from time to time, offer such Common Stock through underwriters, dealers and/or agents. The distribution of Common Stock by the Selling
Security Holders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions or through sales to one or more broker-dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Security
Holders in connection with such sales. The Selling Security Holders, and intermediaries through whom such securities are sold, may be deemed
"underwriters" within the meaning of the Securities Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

At the time a particular offer of Common Stock is made by or on behalf of a Selling Security Holder, to the extent required, a prospectus will be distributed. Sales of securities by the Selling Security Holders, or even the potential of such sales, may have a material effect on the market prices of the Common Stock. Following the sale of all of the shares of Common Stock offered hereby, the freely tradeable securities of the Company ("Public
Float"), including this offering, assuming the sale of all of the shares of Common Stock owned by the Selling Security Holders, as of June 30, 1997, will be 19,748,761 shares of Common Stock.

                           DESCRIPTION OF SECURITIES

For a full description of the rights of stockholders, reference is made to the articles of incorporation and by-laws, as amended, of the Company, copies of which are on file with the Commission. The following is subject to the provisions of such articles of incorporation and by-laws, as amended, and are qualified in their entirety by such reference.




Common Stock
The authorized capital of the Company consists of 26,000,000 shares of Common
Stock, par value $0.01 per share, of which 14,470,541 are presently outstanding without giving effect to this offering. The holders of the shares of Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company and are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Common stockholders do not have preemptive, subscription or conversion rights. There are no redemption provisions in the Company's articles of incorporation. Holders of Common Stock are entitled to one vote per share for the election of directors without provision for cumulative voting, and on all other matters which stockholders are entitled to vote upon at all meetings of the stockholders.
The Company is required to have annual meetings of stockholders, which are customarily held in February. All shares of Common Stock offered hereby when paid for will be validly issued, fully paid and non-assessable.

6,148,565 shares of Common Stock are being registered for the account of Selling Security Holders in the Registration Statement of which this Prospectus forms a part.

The Company's by-laws permit the holders of the minimum number of shares necessary to take action at a meeting of stockholders (normally a majority of the outstanding shares) instead to take action by written consent without a meeting. Stockholders do not have cumulative voting rights which means that the holders of more than 50% of the outstanding shares can elect all of the directors of the Company.

Preferred Stock
The Company has 5,000,000 authorized shares of Preferred Stock, $0.01 par value, which may be issued in one or more series at such time or times and for such consideration as shall be authorized from time to time by the Board of Directors. The Board of Directors is authorized to fix the designation of each series of Preferred Stock and the relative rights, preferences, limitations, qualifications, powers or restrictions thereof, including the number of shares comprising each series, the dividend rates, redemption rights, rights upon voluntary or involuntary liquidation, provisions with respect to a retirement or sinking fund, conversion rights, voting rights, if any, preemptive rights, other preferences, qualifications, limitations, restrictions and the special or relative rights of each series not inconsistent with the provisions of the certificate of incorporation. The
Board of Directors, without shareholders' approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the shareholders owning shares of Common Stock.

The following classes of Preferred Stock are outstanding:

      Class H Preferred Stock
      The Company presently has 23,511 shares of Class H Preferred Stock, par value $0.01, $14.00 stated value issued and outstanding. Class H
      Preferred Stock earns a 7% dividend paid quarterly and is convertible into twenty shares of Common Stock for each share of Class H Preferred
      Stock. Holders of Class H Preferred Stock are not entitled to vote at stockholder meetings of the Company. As of the date of this Prospectus, there are two holders of the Class H Preferred Stock.

      Class K Preferred Stock
      The Company presently has 425,000 shares of Class K Preferred Stock, par value $0.01, $2.00 stated value issued and outstanding, which in liquidation is junior to Class H Preferred Stock. Class K Preferred
      Stock is convertible into four shares of Common Stock for each share of Class K Preferred Stock. Holders of Class K Preferred Stock are not entitled to vote at stockholder meetings of the Company. As of the date of this Prospectus, there are nine holders of the Class K Preferred
      Stock.

      Class L Preferred Stock
      The Company presently has 172,000 shares of Class L Preferred Stock, par value $0.01, $5.00 stated value issued and outstanding, which in liquidation is junior to Class H and Class K Preferred Stock. Class L
      Preferred Stock is convertible into four shares of Common Stock for each share of Class L Preferred Stock. Holders of Class L Preferred Stock are not entitled to vote at stockholder meetings of the Company. As of the date of this Prospectus, there are five holders of the Class L Preferred
      Stock.

Although the shares of Common Stock issuable upon the conversion of the Preferred Stock are being registered in the Registration Statement, of which this Prospectus forms a part, for resale to the public, none of the Company's
Preferred Stock has been registered with the Commission for offer or sale to the public. The Company does not have an obligation to register any of such Preferred Stock, and it has no present intention to do so.

Warrants
All Warrants issued by the Company may be exercised by delivery of written notice at the Company's general offices prior to date of expiration. The
Company is obligated to deliver unregistered, "restricted" Common Stock to the holders of said Warrants against payment therefor in accordance with their terms unless the holders of the Warrants are entitled to receive registered shares by reason of grants of rights of registration which may be publicly resold, absent certain circumstances. All Company Warrants provide for adjustments of price and quantity in the event of any stock dividends or stock splits to put the underlying shares in the same position as the Common Stock at the time of grant as well as comparable rights to participate in and obtain similar benefits of share ownership (against payment) in the event of mergers, acquisitions, rights offerings, stock dividends, recapitalizations or similar transactions.

At June 30, 1997, the following Warrants were outstanding:

    Warrants to purchase 1,112,500 shares of Common Stock, with 112,500 of such shares having an exercise price of $0.50 per share and 1,000,000 of such shares having an exercise price of $0.40 per share. These Warrants were issued between March 1993 and March 1996 in connection with the issuance by the Company of its convertible promissory notes. See "Footnotes to Selling
    Security Holders".

Non-Plan Options
Non-Plan Options have been issued to directors and certain key employees who do not qualify under the conditions of the Incentive Stock Option Plan.

At June 30, 1997, the following Options were outstanding:

    Options to purchase 1,520,000 shares of Common Stock, with 335,000 of such shares having an exercise price of $0.50 per share, 110,000 of such shares having an exercise price of $0.85 per share, 150,000 of such shares having an exercise price of $1.15 per share, 300,000 of such shares having an exercise price of $0.56 per share, 150,000 of such shares having an exercise price of $0.40 per share, 150,000 of such shares having an exercise price of $1.03 per share, and 325,000 of such shares having an exercise price of $1.47 per share. These Options were issued between May
    1992 and February 1997.  See "Footnotes to Selling Security Holders".

Transfer Agent
The transfer agent for the Company's Common Stock is Oxford Transfer and Registrar, 317 S.W. Alder, #1120, Portland, Oregon 97204.

                                  LEGAL MATTERS

The legality of the Common Stock offered hereby will be passed on for the Company by Fishman & Merrick, P.C., 30 N. LaSalle Street, Suite 3500, Chicago,
Illinois 60602.

                                     EXPERTS

The consolidated financial statements as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Electronic Clearing House, Inc. have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

The General Corporation Law of the State of Nevada authorizes the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorneys' fees) in connection with defending any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if such officer or director shall not have been adjudged liable for negligence or misconduct, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth those estimated expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the securities being registered. All expenses are borne by the Company and the expenses set forth below are estimated.

           Registration Fees . . . . . . . . . . . . . . . .$3,000
           Accountant's Fees and Expenses .. . . . . . . . . 5,000
           Legal Fees and Expenses . . . . . . . . . . . . .25,000
           Other Expenses. . . . . . . . . . . . . . . . . . 2,000

           Total . . . . . . . . . . . . . . . . . . . . . $35,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of the State of Nevada authorizes the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorneys' fees) in connection with defending any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if such officer or director shall not have been adjudged liable for negligence or misconduct, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.




ITEM 16.  EXHIBITS

 Exhibit
 Number    Description of Document

  4.1     Form of Subscription Agreement for Preferred Series H Convertible
          Stock.
  4.2     Form of Subscription Agreement for Preferred Series K Convertible
          Stock.
  4.3     Form of Subscription Agreement for Preferred Series L Convertible
          Stock.
  4.4     Form of Loan Agreement and Promissory Note between Electronic
          Clearing House, Inc. and investors.
  4.5     Form of Warrant Certificate issued in connection with Loan
          Agreements.
  4.6     Articles of Incorporation of Bio Recovery Technology, Inc., as
          amended, filed with the Nevada Secretary of State on September 1,
          1983<F1>
  4.7     Certificate of Amendment of Articles of Incorporation filed with the
          Nevada Secretary of State on June 21, 1990.
  4.8     Certificate of Amendment of Articles of Incorporation filed with the
          Nevada Secretary of State on July 27, 1993.
  4.9     Certificate of Amendment of Articles of Incorporation filed with the
          Nevada Secretary of State on April 7, 1995.
  4.10    Certificate of Amendment of Articles of Incorporation filed with the
          Nevada Secretary of State on April 7, 1997.
  4.11    By-Laws of Bio-Recovery Technology, Inc.<F2>
  4.12    Amended By-Laws as of April 18, 1997.
  5.1     Opinion of Fishman & Merrick, P.C.
 10.1     Merchant Marketing and Processing Services Agreement between
          Electronic Clearing House, Inc. and First Charter Bank, dated January
          25, 1994.<F2>
 10.3     Agreement between Electronic Clearing House, Inc. and U-Haul
          International, dated May 12, 1997.
 11.1     Statement re: computation of per share earnings<F3>
 13.1     Annual Report on Form 10-K to Security Holders for the fiscal year ended September 30, 1996.<F4>
 13.2     Quarterly Report on Form 10-Q for the quarters ended December 31,
          1996, March 31, 1997, and June 30, 1997.<F4>
 21.1     Subsidiaries of the Registrant
 23.1     Consent of Price Waterhouse LLP
 23.2     Consent of Fishman & Merrick, P.C. (included in Exhibit 5.1)
 24.1     Power of Attorney (included on the signature page of the Registration
          Statement).
-------------------------------------------

<F1>
Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1988 and incorporated herein by reference.
<F2>
Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1994 and incorporated herein by reference.

<F3>
Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1996 and incorporated herein by reference.
<F4>
Previously filed with the Commission and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration
                           statement (or            the most recent post-
                           effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will,, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Agoura Hills, State of California, on September 12, 1997.

                                   ELECTRONIC CLEARING HOUSE, INC.



                                   By:  \s\ Donald R. Anderson
                                   Donald R. Anderson, President
                                   and Chief Operating Officer


                                POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Donald R. Anderson his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-2 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                Title                     Date


\s\ Donald R. Anderson        Director, President,   )  September 12, 1997
Donald R. Anderson            and Chief Operating    )
                              Officer                )
                                                     )
\s\ Joel M. Barry             Chairman of the Board  )  September 12, 1997
Joel M. Barry                 and Chief Executive    )
                              Officer                )


\s\ Fariborz Hamzei           Director               )  September 12, 1997
Fariborz Hamzei                                      )
                                                     )
                                                     )
\s\ Herbert L. Lucas, Jr.     Director               )  September 12, 1997
Herbert L. Lucas, Jr.                                )
                                                     )
                                                     )
\s\ Carl W. Schafer           Director               )  September 12, 1997
Carl W. Schafer                                      )
                                                     )
                                                     )
\s\ Alice Cheung              Treasurer and          )  September 12, 1997
Alice Cheung                  Chief Financial        )
                              Officer                )
                                                     )
\s\ Marjan Hewson             Controller             )  September 12, 1997
Marjan Hewson                                        )



                                                                     EXHIBIT 4.1



                             SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT made this       day of          , 199  , by and
between Electronic Clearing House, Inc., a Nevada corporation ("THE COMPANY")
and                         , ("SUBSCRIBER").

                                   WITNESSETH

THE COMPANY has an authorized capital consisting of 17,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share issuable in series with rights, priorities and conditions as determined by the Board of Directors of THE COMPANY.

At the present time, THE COMPANY has approximately 7,201,243 shares common stock outstanding, approximately 3,000,000 options and warrants outstanding each to purchase one share of common stock, 15,000 shares of Class A preferred stock ("Class A Stock") with a stated value of $10.00 per share, 10,375 shares of Class D preferred stock ("Class D Stock") with a stated value of $20.00 per share, 79,855 shares of Class E preferred stock ("Class E Stock") with a stated value of $4.00 per share, 50,005 shares of Class F preferred stock ("Class F Stock") with a stated value of $17.00 per share, and 61,379 shares of Class G preferred stock ("Class G Stock") with a stated value of $17.00 per share.

THE COMPANY is obligated to file a registration statement with regard to certain minority interests and warrants presently outstanding, and intends to do so utilizing audited figures for its quarter ended December 31, 1993. THE COMPANY presently desires to issue additional preferred stock to fund expansion of the manufacturing operations of its wholly owned subsidiary and for other necessary working capital purposes.

THE COMPANY proposes to issue up to 24,000 shares of Class H subordinated convertible preferred stock ("Class H Stock") which shall have the following terms, conditions and characteristics:

The stated value of Class H shares shall be fourteen dollars per share. The corporation may call the Class H shares at any time after a period of one year at a price of fourteen dollars and fifty cents per share after first tendering registered common shares for conversion at the agreed rate of twenty common shares for each Class H share.

Class H Stock shall have priority in liquidation over THE COMPANY'S common stock, but shall be junior in liquidation to THE COMPANY'S Class A, D, E, F, and G Stock and any other issues of preferred stock by THE COMPANY which are not designated as "Subordinated" preferred stock.

Class H Stock shall be entitled to receive an annual dividend of 7% on par value, paid quarterly.

Holders of Class H Stock shall be entitled to vote as a class upon all matters effecting the relative rights of various classes or series of THE COMPANY'S shares; provided, however, that nothing herein shall restrict the right of the Directors of THE COMPANY to issue additional shares or series of preferred stock which may not be designated as "Subordinated" and may have priority in liquidation over the Class H Stock.

Class H shares may be converted into THE COMPANY'S common stock at the rate of twenty shares of common stock for each share of Class H Stock, and THE COMPANY agrees to register the underlying common shares necessary to effect such conversion.

The conversion rights, dividend rights and other conditions effecting Class H shares shall be adjusted to reflect any stock splits, stock dividends, reverse splits or other acts of a similar or related nature effecting value of the outstanding common shares.


THE COMPANY intends to offer Class H shares to knowledgeable persons who are "Accredited Investors" as defined in Regulation D promulgated by the United States Securities and Exchange Commission, ("Accredited Investors").

NOW, THEREFORE, IT IS AGREED:

        1. SUBSCRIBER agrees and warrants that SUBSCRIBER is an "Accredited Investor" and agrees to provide THE COMPANY with necessary documentation and substantiation to this effect.

        2. SUBSCRIBER agrees and warrants that SUBSCRIBER is acquiring the preferred shares offered hereunder for investment purposes and not for purposes of public resale.

        3. SUBSCRIBER agrees and warrants that SUBSCRIBER has been provided with access to all desired corporate information and is in possession of sufficient information to enable SUBSCRIBER to make an informed judgement with regard to the purchase of the securities described herein.

        4.  SUBSCRIBER agrees to and does hereby subscribe for         shares
of Class H Stock and agrees to pay for same at a price of fourteen dollars per share.

        5.  THE COMPANY agrees to issue and sell          shares of Class H
Stock at a price of fourteen dollars per share or an aggregate price of $
        .

        6. THE COMPANY agrees to register the underlying common shares in its forthcoming registration statement and to provide and maintain registered shares of its common stock to SUBSCRIBER or any valid assignee therefrom at the rate of twenty shares of common stock for each share of Class H Stock issued pursuant to this Agreement.

IN WITNESS WHEREOF, the parties have set forth their hands and seals as at the date first hereinabove written.

ELECTRONIC CLEARING HOUSE, INC., a Nevada corporation


By:


SUBSCRIBER


By:





                                                                     EXHIBIT 4.2


                             SUBSCRIPTION AGREEMENT


THIS SUBSCRIPTION AGREEMENT made this       day of           , 199  , by and
between Electronic Clearing House, Inc., a Nevada corporation ("THE COMPANY")
and                                  ("SUBSCRIBER").




                                   WITNESSETH

THE COMPANY has an authorized capital consisting of 20,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share issuable in series with rights, priorities and conditions as determined by the Board of Directors of THE COMPANY.

At the present time, THE COMPANY has approximately 11,366,804 shares common stock outstanding, approximately 4,500,000 options and warrants outstanding each to purchase one share of common stock, 2,500 shares of Series A preferred stock ("Series A Stock") with a stated value of $10.00 per share, 1,600 shares of Series D preferred stock ("Series D Stock") with a stated value of $20.00 per share, and 24,000 shares of Series H preferred stock ("Series H Stock") with a stated value of $14.00 per share.

THE COMPANY proposes to issue up to 500,0000 shares of Series K subordinated convertible preferred stock ("Series K Stock") which shall have the following terms, conditions and characteristics:

The stated value of Class K shares shall be two dollars per share. The corporation may call the Class K shares at any time after a period of one year at a price of three dollars per share after first tendering registered common shares for conversion at the agreed rate of four common shares for each Class K share.

Series K Stock shall have priority in liquidation over THE COMPANY'S common stock, but shall be junior in liquidation to THE COMPANY'S Series A, D, and H Stock and any other issues of preferred stock by THE COMPANY which are not designated as "Subordinated" preferred stock.

Holders of Series K Stock shall be entitled to vote as a class upon all matters affecting the relative rights of various classes or series of THE COMPANY'S shares; provided, however, that nothing herein shall restrict the right of the Directors of THE COMPANY to issue additional shares or series of preferred stock which may not be designated as "Subordinated" and may have priority in liquidation over the Series K Stock.

Series K shares may be converted into THE COMPANY'S common stock at the rate of four shares of common stock for each share of Series K Stock, and agrees to register the underlying common shares necessary to effect such conversion.

The conversion rights, dividend rights and other conditions effecting Series K shares shall be adjusted to reflect any stock splits, stock dividends, reverse splits or other acts of a similar or related nature effecting value of the outstanding common shares.

THE COMPANY intends to offer Series K shares to knowledgeable persons who are "Accredited Investors" as defined in Regulation D promulgated by the United States Securities and Exchange Commission, ("Accredited Investors").




NOW, THEREFORE, IT IS AGREED:

        1. SUBSCRIBER agrees and warrants that SUBSCRIBER is an "Accredited Investor" and agrees to provide THE COMPANY with necessary documentation and substantiation to this effect.

        2. SUBSCRIBER agrees and warrants that SUBSCRIBER is acquiring the preferred shares offered hereunder for investment purposes and not for purposes of public resale.

        3. SUBSCRIBER agrees and warrants that SUBSCRIBER has been provided with access to all desired corporate information and is in possession of sufficient information to enable SUBSCRIBER to make an informed judgement with regard to the purchase of the securities described herein.

        4. SUBSCRIBER agrees to and does hereby subscribe for          shares
of Series K Stock and agrees to pay for same at a price of two dollars per share.

        5. THE COMPANY agrees to issue and sell to SUBSCRIBER          shares
of Series K Stock at a price of two dollars per share or an aggregate price of
$                dollars.

        6. THE COMPANY agrees to register the underlying common shares at the rate of four shares of common stock for each share of Series K Stock issued pursuant to this Subscription Agreement in the event THE COMPANY files a registration statement for any class of its stock, unless such shares of common stock are eligible for sale pursuant to Rule 144 promulgated under the Securities Act of 1933. This commitment to register the underlying shares, commonly referred to as "piggy-back rights", shall not be optional but shall be required to be included by the Company in any registration it may file subsequent to the execution of this Agreement.

IN WITNESS WHEREOF, the parties have set forth their hands and seals as at the date first hereinabove written.



ELECTRONIC CLEARING HOUSE, INC., a Nevada corporation


By:


Its:


By:


Its:



                                                                     EXHIBIT 4.3



                             SUBSCRIPTION AGREEMENT




THIS SUBSCRIPTION AGREEMENT made this          day of July, 1997, by and
between Electronic Clearing House, Inc., a Nevada corporation ("THE COMPANY")
and                           ("SUBSCRIBER").



                                   WITNESSETH

THE COMPANY has an authorized capital consisting of 26,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share issuable in series with rights, priorities and conditions as determined by the Board of Directors of THE COMPANY.

At the present time, THE COMPANY has approximately 14,470,541 shares common stock outstanding, approximately 4,500,000 options and warrants outstanding each to purchase one share of common stock, 24,000 shares of Series H preferred stock ("Series H Stock") with a stated value of $14.00 per share and 375,000 shares of Series K preferred stock ("Series K Stock"), stated value of $2.00 per share.

THE COMPANY proposes to issue up to 400,000 shares of Series L subordinated convertible preferred stock ("Series L Stock") which shall have the following terms, conditions and characteristics:

The stated value of Class L shares shall be five dollars per share. The corporation may call the Class L shares at any time after a period of one year at a price of six dollars per share after first tendering registered common shares for conversion at the agreed rate of four common shares for each Class L share.

Series L Stock shall have priority in liquidation over THE COMPANY'S common stock, but shall be junior in liquidation to THE COMPANY'S Series H and K Stock and any other issues of preferred stock by THE COMPANY which are not designated as "Subordinated" preferred stock.

Holders of Series L Stock shall be entitled to vote as a class upon all matters affecting the relative rights of various classes or series of THE COMPANY'S shares; provided, however, that nothing herein shall restrict the right of the Directors of THE COMPANY to issue additional shares or series of preferred stock which may not be designated as "Subordinated" and may have priority in liquidation over the Series L Stock.

Series L shares may be converted into THE COMPANY'S common stock at the rate of four shares of common stock for each share of Series L Stock, and agrees to register the underlying common shares necessary to effect such conversion.

The conversion rights, dividend rights and other conditions effecting Series L shares shall be adjusted to reflect any stock splits, stock dividends, reverse splits or other acts of a similar or related nature effecting value of the outstanding common shares.

THE COMPANY intends to offer Series L shares to knowledgeable persons who are "Accredited Investors" as defined in Regulation D promulgated by the United States Securities and Exchange Commission, ("Accredited Investors").

NOW, THEREFORE, IT IS AGREED:

     1. SUBSCRIBER agrees and warrants that SUBSCRIBER is an "Accredited Investor" and agrees to provide THE COMPANY with necessary documentation and substantiation to this effect.

     2. SUBSCRIBER agrees and warrants that SUBSCRIBER is acquiring the preferred shares offered hereunder for investment purposes and not for purposes of public resale.

     3. SUBSCRIBER agrees and warrants that SUBSCRIBER has been provided with access to all desired corporate information and is in possession of sufficient information to enable SUBSCRIBER to make an informed judgement with regard to the purchase of the securities described herein.

     4.   SUBSCRIBER agrees to and does hereby subscribe for             shares
of Series L Stock and agrees to pay for same at a price of five dollars per share.

     5.   THE COMPANY agrees to issue and sell to SUBSCRIBER             shares
of Series L Stock at a price of five dollars per share or an aggregate price
of $             dollars.

     6. THE COMPANY agrees to register the underlying common shares at the rate of four shares of common stock for each share of Series L Stock issued pursuant to this Subscription Agreement in the event THE COMPANY files a registration statement for any class of its stock, unless such shares of common stock are eligible for sale pursuant to Rule 144 promulgated under the Securities Act of 1933. This commitment to register the underlying shares, commonly referred to as "piggy-back rights", shall not be optional but shall be required to be included by the Company in any registration it may file subsequent to the execution of this Agreement.

IN WITNESS WHEREOF, the parties have set forth their hands and seals as at the date first hereinabove written.

ELECTRONIC CLEARING HOUSE, INC., a Nevada corporation

By:


Its:



By:


Its:





                                                                     EXHIBIT 4.4

                                                                         , 199
                                                                 Re: Bridge Loan


Gentlemen:


     This letter shall serve to revise and summarizes the terms of the loan agreement as follows:

     1. Loan. Upon the execution of this letter, the undersigned, ("Lender") shall loan
Dollars ($       ) (the "Loan") to Electronic Clearing House, Inc. (the
"Company"), pursuant to the terms of a certain promissory note the form of which is attached hereto (the "Note"). Concurrently, with the execution of this letter, and against payment therefore, the Company shall execute and
deliver the Note to Lender.  Note shall earn            percent interest (
%), include conversion right to Common Shares of Company ("Shares") of principal and interest amount of Note at any time during term of Note at a
value of $.     per share and shall contain three (3) one (1) year extensions at the sole option of the Lender.

     2. Issuance of Warrant. As additional consideration, solely for making the loan, the Company hereby issues and sells to Lender warrants (the
"Warrants") to purchase up to                                (        ) Shares
of the Company's common stock (the "Underlying Shares"), exercisable in whole
or part, at $        per Share for a five year period from the date of
execution hereof, except that half of which                            (
) warrants shall be callable by the Company after a period of thirty (30) months. If, in the event such warrants are called by the Company, the Lender shall be given thirty (30) days notice thereof within such period, the Lenders may exercise such warrants and purchase the Shares of the Company, in whole or in part, or permit such right to expire unexercised. The Company will deliver to each Lender a certificate representing their proportionate share of Warrants within five (5) days after execution of this letter and purchase of the Note. Within fifteen (15) business days after the effective date of the Registration Statement (as hereinafter defined), the Lender may exercise their Warrants in whole or in part, and the Company will deliver to Lender certificates representing the Underlying Shares.

     3. Adjustment of Shares and Warrants. The number of shares and warrants contemplated for issue hereunder and/or the exercise price upon conversion of the Note and/or exercise of warrants shall be adjusted proportionally to reflect any stock splits, stock dividends, reverse split or other acts of a similar or related nature effecting the total number of the outstanding common shares and/or the value thereof during the term of this Note and for ninety
(90) days thereafter.

     4. Registration Rights. The Company agrees to include the Shares and Underlying Shares in the Registration Statement it files with the Securities and Exchange Commission (the "Commission") under the Securities and Exchange
Act of 1933, as amended (the "Securities Act") between              and
    , 199    (the "Registration Period").  Notwithstanding, and in addition to, the default provision of paragraph 6, in the event the Company fails to file the Registration Statement with the Commission during the Registration
Period, Lender shall be awarded                        (       ) additional
non-callable warrants on the same terms as defined in paragraph 2 hereof. The Company shall be allowed an additional ninety (90) days to file the
Registration Statement.  In the event of further delay,                      (
      ) additional non-callable warrants shall be issued every ninety (90) days until such Registration Statement is filed.

     5.   Representations:

     (A) Lender: In connection with the conversion rights, Lender represents that it is acquiring the Shares for investment purposes only and not with a view to any resale or public distribution thereof. Lender has had full access to the books and records of the Company and has had the opportunity to question the officers and independent accountants of the Company.

     (B) Company: The Company represents that it is solvent and knows of no event or circumstance which would result in an event of default. Further, the Company certifies that the terms of this Note and related conditions does not constitute a usurious loan under any state law that may be applicable to this transaction and further agrees to waive such a defense to payment and/or collection hereof.

     6. Events of Default; Acceleration. The occurrence of any of the following events ("Events of Default") shall constitute a default hereunder.

     In the event of a default, the Lender may, at its option consider the Note due and payable with all balances accelerated and shall demand repayment of the loan amount, together with accrued interest thereon as defined in paragraph 1 hereof. In addition, the Lenders shall have the right to seek and obtain redress for any default, exercising all rights, in law or equity, as may be available in a court of competent jurisdiction. And further, in the event of such default, upon written demand, the Lenders shall have the right to access such escrow as more specifically explained in paragraph 8 hereof, however, to the extent such escrow is withdrawn, such amounts shall be applied toward the balance due. The Company shall be provided seven (7) days written notice of Lender's intention to withdraw cash funds held as collateral in First Charter Bank account and declare the entire unpaid principal and interest on, the Note due and payable forthwith whereupon the same shall forthwith whereupon become due and payable.

       (a) The Company shall fail to pay when due any installment of principal or interest payable and such failure shall continue for 20 days after written notice thereof;

       (b) The Company shall institute a voluntary case seeking liquidation or reorganization under Chapter 7 or Chapter 11 respectively, of the United States Bankruptcy Code or consent to the institution of any involuntary case thereunder against it; or the Company shall apply for, or by consent or acquiescence there shall be an appointment of, a receiver, liquidator, or trustee of the Company, or the Company shall make an assignment for the benefit of creditors; or the Company shall admit in writing its inability to pay its debts generally as they become due.

       (c) The Company fails for any reason to complete the Registration Statement within the Registration Period.

       (d) The Company defaults in its obligation regarding payment of any term or condition of the first mortgage or Deed of Trust as agreed.

       (e) The Company allows any other encumbrances, i.e., property taxes, county assessments, etc., to be recorded against its property located at 28001 Dorothy Drive, Agoura Hills, California.

       (f) The Company fails to maintain the pay-in arrangement as defined under paragraph 8(A) contained herein.

       (g) Any act which has the effect of a dilution of the Lender's interest in the Company as provided in paragraph 3.

     7. Governing Law. This letter shall be governed by, and construed in accordance with, the laws of the State of California.

     8.   Collateral.

     Lender shall have a       % interest in a special cash collateral account,
the term of which follows:

     (A) The Company shall deposit $           into a special account at First
Charter Bank for four (4) consecutive months, starting thirty (30) days after the funding of the loan to the Company. The Company shall subsequently
deposit $           in the same special account beginning thirty (30) days
after the final deposit of $          and shall continue to deposit $
each month for a total of eight (8) more months or until the total funds in
said special account equals $            .  Should Lender extend the Note
after the first year, the Company shall have the unilateral right to withdraw
up to $             from cash collateral account.  The Company agrees to abide by a dual withdrawal authorization and shall further secure the Lender's rights in said account with the recording of a financing statement that would provide the Lenders with a security interest, under the Uniform Commercial Code, as provided by state law. One U.C.C. filing shall be made for the total loan of $600,000 to Company with proportional interest indicated for each individual investor. However, in the event of default, Lender shall have the right to notify First Charter Bank and unilaterally demand release of such escrow in favor of the Lender.

     (B) The Company shall provide a second Deed of Trust on the property located at 28001 Dorothy Drive, Agoura Hills, California with such Deed of Trust in recordable form; however, the Lender shall forebear from recording this mortgage for a period of six (6) months, after which time, the mortgage shall be recorded.

     Please acknowledge your consent to the foregoing terms by countersigning the enclosed duplicate copy of this letter and returning it to us together with the Note.

              Very truly yours,



              By:


AGREED TO AND ACKNOWLEDGED:

ELECTRONIC CLEARING HOUSE, INC.



By:
   JOEL M. BARRY
   CHAIRMAN AND CEO






$                                                                        , 199


                                 PROMISSORY NOTE

     FOR VALUE RECEIVED, Electronic Clearing House, Inc., a Nevada corporation
("Payor") promises to pay to                                   , ("Payee") at
Agoura Hills, California or such other place as Payee may designate in writing, the principal sum of
    Dollars ($        ), together with interest thereon computed at the per
annum rate of              Percent (    %) on                      , 199   .

     Payor shall prepay the outstanding principal and accrued interest hereunder on the closing date, if at all, out of any proceeds payable to the Company from the first underwritten public offering of Payor's securities which occurs during the term of this Note.

     All payments of principal and interest hereunder shall be payable in lawful money of the United States.

     Upon occurrence of one or more of the events of Default specified in the Letter Agreement, dated the date hereof, between the Payor and the Payee, all amounts then remaining unpaid on this Note may become or be declared to be immediately due and payable.

     If this Note is not paid when due, whether at maturity or by acceleration, Payor agrees to pay all reasonable costs of collection and such costs shall include without limitation all costs, attorneys' fees and expenses incurred by Payee hereof in connection with any insolvency, bankruptcy, reorganization, arrangement or similar proceedings involving Payor, or involving any endorser or guarantor hereof, which in any way affect the exercise by payee hereof of its rights and remedies under this Note.

     Presentment, demand, protest, notices of protest, dishonor and non-payment of this Note and all notices of every kind are hereby waived.

     The terms "Payor" and "Payee" shall be construed to include their respective heirs, personal representatives, successors, subsequent holders and assigns.

     This Note shall have conversion rights into Common Shares of Payor's stock
at a value of $       per share and such conversion right shall be exercisable
at Payee's discretion up to and including point of repayment of Note.

     This Note may be extended up to three (3) times for an additional period not to exceed one year per extension at the Payee's sole discretion.

     Should Payee extend Note period after first year, cash collateral, as
defined more fully in Letter Agreement, may be reduced to $            by
Payor.

     This Note shall be enforceable in accordance with the laws of the State of California and shall e construed in accordance therewith.

              ELECTRONIC CLEARING HOUSE, INC.


              By:
                  JOEL M. BARRY
                  CHAIRMAN AND CEO


                                                                     EXHIBIT 4.5


                         ELECTRONIC CLEARING HOUSE, INC.
                             (A Nevada Corporation)
                        WARRANTS TO PURCHASE COMMON STOCK

                                  WARRANT NO.

ELECTRONIC CLEARING HOUSE, INC., a Nevada Corporation ("ECHO"), HEREBY GRANTS
TO                                         ("Holder")            warrants each
to purchase one share of common stock of ECHO, par value $.01 per share, for
$.      per share under the following terms and conditions:


     1. Termination Date: Warrants shall be exercisable at the office of ECHO at any time during business hours prior to 5:00 p.m. on
                  .

     2. Registration of Underlying Shares: ECHO agrees to register the shares underlying this warrant in any Registration Statement it may file during the term of the Warrant.

     3. Reservation of Stock: ECHO covenants that once its Registration Statement becomes effective, it will reserve from its authorized and unissued common stock a sufficient number of shares to provide for a delivery of stock pursuant to the exercise of this warrant.

     4. Adjustment Upon Dilution or Recapitalization: In any of the following events occurring hereafter, appropriate adjustment shall be made in the number of shares deliverable upon the exercise of this warrant or the price per share to be paid so as to maintain the proportionate interest of each warrant holder: (a) recapitalization of ECHO through a stock split of the outstanding shares of common stock or a reverse stock split of the outstanding shares into a lesser number; (b) declaration of a dividend of the common stock of the company, payable in common stock or securities convertible into common stock; (c) issuance of common stock at less than the price per share payable upon the exercise of this warrant, or issuance of securities carrying conversion privileges or bearing stock purchase warrants of common stock at more favorable terms than provided by this warrant.

     5. Merger: In case the company, or any successor, shall be consolidated or merged with another company, or substantially all of its assets shall be sold to another company in exchange for stock with a view to distributing such stock to its stockholders, each share of stock purchasable by this warrant shall be replaced for the purposes hereof by the securities or property issuable or distributable in respect of one share of common stock of ECHO or its successors, upon such consolidation, merger, or sale, an adequate provision to that effect shall be made at the time thereof.

     6. Exercise:  This warrant may not be exercised until                 and,
        thereafter, during its term by presentation at the offices of the company and delivery of this warrant certificate together with the designated purchase price. ECHO may call warrants after thirty (30) months from the date of issuance.

The issuance of this warrant has been authorized and approved by the Board of Directors of the company.

IN WITNESS WHEREOF, the President and the Secretary have set forth their hand
and seal at Agoura Hills, California, this     th day of               , 199 .

ELECTRONIC CLEARING HOUSE, INC., a Nevada Corporation


By:
    Donald R. Anderson, President

By:
     Donna Camras, Secretary




                                                                     EXHIBIT 4.7
                            CERTIFICATE OF AMENDMENT

                                       OF

                            ARTICLES OF INCORPORATION

                                       OF

                         ELECTRONIC CLEARING HOUSE, INC.
                                    ********
     ELECTRONIC CLEARING HOUSE, INC., a corporation organized under the laws of the State of Nevada, by its President and Corporate Secretary does hereby certify:

     1. That the board of directors of said corporation at a meeting duly convened and held on the 17th day of May, 1990, passed a resolution declaring that the following change and amendment in the Articles of Incorporation is advisable.

     RESOLVED that Article "Fourth" of the Company's Articles of Incorporation be amended to read as follows:

     "FOURTH: The amount of the total authorized capital stock of the Corporation is One Hundred Fifty Thousand dollars ($150,000) which shall consist of Ten Million (10,000,000) shares of Common stock of the par value One Cent ($.01) each and Five Million (5,000,000) shares of Preferred stock having a par value of One Cent ($.01) each."

     2.  The Board also adopted the following resolution:

     RESOLVED that each share of the Company's present Common stock with a par value of One mil ($.001) currently issued and outstanding shall be surrendered and canceled and exchanged for the equivalent of One-eleventh (1/11) share (with fractional shares rounded off to the next additional share) of the new Common stock of the Company with a par value of One Cent ($.01) each without in any way reducing, dividing, distributing or withdrawing the existing stated capital of the Corporation.

     3. That the number of shares of the corporation outstanding and entitled to vote on an Amendment to the Articles of Incorporation is Thirty-Eight Million Six Thousand (38,006,000) shares, at a par value of $.001, that the said change and amendment has been consented to and authorized by the written consent of stockholders holding Twenty-Two Million One Hundred Ninety-One Thousand Four Hundred Eighty-Seven (22,191,487) shares constituting 58.4% of the stockholders' holding all shares of stock outstanding and entitled to vote thereon.

     IN WITNESS WHEREOF, the said ELECTRONIC CLEARING HOUSE, INC., has caused this certificate to be signed by its President and its Corporate Secretary and its corporate seal to be hereto affixed this 20th day of June, 1990.

        ELECTRONIC CLEARING HOUSE, INC.

        By
           Donald R. Anderson
           President

        By
           Tammy J. Miller
           Corporate Secretary



                                                                     EXHIBIT 4.8

                            CERTIFICATE OF AMENDMENT

                                       OF

                            ARTICLES OF INCORPORATION

                                       OF

                         ELECTRONIC CLEARING HOUSE, INC.

                                    ********

     ELECTRONIC CLEARING HOUSE, INC., a corporation organized under the laws of the State of Nevada, by its President and Corporate Secretary does hereby certify:

     1. That the board of directors of said corporation at a meeting duly convened and held on the 11th day of February, 1993, passed a resolution declaring that the following change and amendment in the Articles of Incorporation is advisable.

     RESOLVED that Article "Fourth" of the Company's Articles of Incorporation be amended to read as follows:

     "FOURTH: The amount of the total authorized capital stock of the Corporation is Two Hundred Twenty Thousand dollars ($220,000) which shall consist of Seventeen Million (17,000,000) shares of Common stock at the par value of One Cent ($.01) each and Five Million (5,000,000) shares of Preferred stock having a par value of One Cent ($.01) each."

     IN WITNESS WHEREOF, the said ELECTRONIC CLEARING HOUSE, INC., has caused this certificate to be signed by its President and its Corporate Secretary and its corporate seal to be hereto affixed this 27th day of July, 1993.

        ELECTRONIC CLEARING HOUSE, INC.


        By
           Donald R. Anderson
           President


        By
           Donna L. Camras
           Corporate Secretary




                                                                     EXHIBIT 4.9

                            CERTIFICATE OF AMENDMENT

                                       OF

                            ARTICLES OF INCORPORATION

                                       OF

                         ELECTRONIC CLEARING HOUSE, INC.

                                    ********

     ELECTRONIC CLEARING HOUSE, INC., a corporation organized under the laws of the State of Nevada, by its President and Corporate Secretary does hereby certify:

     1. That the board of directors of said corporation at a meeting duly convened and held on the 16th day of December, 1994, passed a resolution declaring that the following change and amendment in the Articles of Incorporation is advisable.

     RESOLVED that Article "Fourth" of the Company's Articles of Incorporation be amended to read as follows:

     "FOURTH: The amount of the total authorized capital stock of the Corporation is Two Hundred Fifty Thousand dollars ($250,000) which shall consist of Twenty Million (20,000,000) shares of Common stock at the par value of One Cent ($.01) each and Five Million (5,000,000) shares of Preferred stock having a par value of One Cent ($.01) each."

     IN WITNESS WHEREOF, the said ELECTRONIC CLEARING HOUSE, INC., has caused this certificate to be signed by its President and its Corporate Secretary and its corporate seal to be hereto affixed this 15th day of March, 1995.

        ELECTRONIC CLEARING HOUSE, INC.


        By
           Donald R. Anderson
           President


        By
           Donna L. Camras
           Corporate Secretary




                                                                    EXHIBIT 4.10

                            CERTIFICATE OF AMENDMENT

                                       OF

                            ARTICLES OF INCORPORATION

                                       OF

                         ELECTRONIC CLEARING HOUSE, INC.

                                    ********

     ELECTRONIC CLEARING HOUSE, INC., a corporation organized under the laws of the State of Nevada, by its President and Corporate Secretary does hereby certify:

     1. That the board of directors of said corporation at a meeting duly convened and held on the 18th day of November, 1996, passed a resolution declaring that the following change and amendment in the Articles of Incorporation is advisable.

     RESOLVED that Article "Fourth" of the Company's Articles of Incorporation be amended to read as follows:

     "FOURTH: The amount of the total authorized capital stock of the Corporation is Three Hundred Ten Thousand dollars ($310,000) which shall consist of Twenty-Six Million (26,000,000) shares of Common stock at the par value of One Cent ($.01) each and Five Million (5,000,000) shares of Preferred stock having a par value of One Cent ($.01) each."

     IN WITNESS WHEREOF, the said ELECTRONIC CLEARING HOUSE, INC., has caused this certificate to be signed by its President and its Corporate Secretary and its corporate seal to be hereto affixed this 10th day of March, 1997.

        ELECTRONIC CLEARING HOUSE, INC.


        By
           Donald R. Anderson
           President

        By
           Donna L. Camras
           Corporate Secretary



                                                                    EXHIBIT 4.12

                         ELECTRONIC CLEARING HOUSE, INC.
                             (A NEVADA CORPORATION)

                                     BY-LAWS
                          Amended as of April 18, 1997

-----------------------------------------------------------------------------




                                    ARTICLE I

                                     OFFICES

     Section 1. The principal office and resident agent shall be in the City of Las Vegas, Nevada.

     Section 2. The corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may from time to time determine or the business of the corporation may require.


                                   ARTICLE II

                             MEETING OF STOCKHOLDERS

     Section 1. All annual meetings of the stockholders or special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

     Section 2. Annual meetings of stockholders, commencing with the year 1983, shall be held in the month of February on the day and such time as shall be fixed by the board of directors, at which meeting stockholders may elect directors, or transact such other business as may properly be brought before the meeting.

     Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the designated number of directors, or at the request in writing of stockholders owning a majority amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

     Section 4. Notices of meetings shall be in writing and signed by the president, the secretary, or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called, the record date as determined by the board, and the place, which may be within or without the state, where it is to be held. A copy of such notice shall be either delivered personally or mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten days nor more than sixty days before such meeting. If mailed, it shall be directed to each stockholder at their address as it appears upon the records of the corporation. Upon such mailing, service of the notice shall be complete and the time of the notice shall begin to run from the date the notice is deposited in the mail to such stockholder. Personal delivery or mailing of any such notice to any officer of a corporation or association, or to any general partner of a partnership shall constitute delivery of notice to such corporation, association or partnership. In the event of the transfer of stock after the record date and prior to the holding of the meeting, it shall not be necessary to provide notice of the meeting to the transferee.

     Section 5. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     Section 6. The holders of a majority of the corporation's voting stock issued, outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then a majority of those stockholders entitled to vote and present in person or represented by proxy, shall have power to adjourn the meeting without notice, other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall subsequently be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 7. When a quorum is present or represented at any meeting, the majority vote of such voting stockholders holding a majority of the stock having voting power, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one which by express provision of the statutes or of the articles of incorporation requires a different vote in which case such express provision shall govern and control the decision of such question.

     Section 8. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of the corporation's common stock held in their name on the books of the corporation. Stockholders of record of the corporation holding shares of a series of the corporation's participating preferred stock shall be entitled at each meeting of stockholders to cast the number of votes so authorized in accordance with the rights, terms and conditions of such stock as issued.

     Section 9. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such written instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument in writing revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

     Section 10. Any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding a majority of the corporation's voting stock issued, outstanding and entitled to vote, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of said voting stock to authorize such action in which case such greater proportion of written consents shall be required.

     Section 11. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

     Section 12. A written consent is not valid unless it is:
     (a) signed by the stockholder;
     (b) dated, as to the date of the stockholder's signature; and
     (c) delivered to the corporation in the manner prescribed in Section 13, within sixty (60) days after the earliest date that a stockholder signed the written consent.

     Section 13. Delivery of a written consent must be made personally or by certified or registered mail, return receipt requested, to the corporation's principal place of business, principal office or officer or agent who has custody of the book in which the minutes of meetings of stockholders are recorded.


     Section 14. If any action is taken which was authorized by written consent:
     (a) prompt notice of the action must be given to any stockholder who did not consent in writing,
     (b) any certificate required to be filed must state that written consent and notice has been given in accordance with the provisions of this Article.


                                   ARTICLE III
                                    DIRECTORS

     Section 1. The number of directors which shall constitute the whole board shall be not less than five nor more than nine, all of whom shall be twenty-one years or older, and at least one of whom shall be a citizen of the United States. Directors shall be elected at annual meetings of stockholders to serve for three year terms; unless a shorter term has been designated by the board solely to fill vacancies or establish an initial tri-annual period of rotation and, thereafter, until their successor(s) has/have been duly elected unless their seat has been eliminated through a reduction in the size of the board.

     Section 2. The present designated number of directors which constitute the board shall be five (5). This number may be increased or decreased by amendment to this section of the by-laws at any duly authorized meeting of the board of directors called with at least two weeks prior written notice of such proposed amendment to each director; provided, however, that no decrease in the size of the board of directors shall operate to remove any sitting director prior to the concluding date specified for his term of office.

     Section 3. Vacancies, including those caused by an increase in the number of directors, may be filled for a term of office continuing only until the next election of directors by the shareholders, by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective; each director so appointed shall hold office during the remainder of the specified term of office of the resigning director or directors.

     Section 4. The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

     Section 5. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Nevada.

                       MEETINGS OF THE BOARD OF DIRECTORS

     Section 6. The first meeting of the newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

     Section 7. Regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by the board of directors.

     Section 8. Special meetings of the board of directors may be called by the president or the secretary on the written request of a majority of the designated number of directors. Written notice of special meetings of the board of directors shall be given to each director at least one (1) day before the date of the meeting.

     Section 9.  A majority of the designated number of directors fixed by
Section 2 of this Article III at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the vote of a majority of said quorum of directors present at any meeting shall constitute the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all designated directors entitled to vote with respect to the subject matter thereof.


                             COMMITTEE OF DIRECTORS

     Section 10. The board of directors may, by resolution passed by a majority of the designated directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

     Section 11. Each member of the committee shall hold office until the regular annual meeting of the board of directors following that member's designation and until that member's successor is designated as a member of the committee and is elected and qualified. Any member of the committee may be removed at any time with or without cause by resolution adopted by a majority of the designated number of directors.

     Section 12. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of such, and action of the committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

     Section 13. The committees shall elect a presiding officer from its members and shall keep regular minutes of their meetings and proceedings and report the same to the board when required. Regular meetings of any committee may be held without notice at such times and places as the committee may fix from time to time by resolution.



                            COMPENSATION OF DIRECTORS

     Section 14. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.


                                   ARTICLE IV

                                     NOTICES

     Section 1. Notices to directors and stockholders shall be in writing, signed by a corporate officer designated by the board of directors, and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time such notice is deposited with the U.S. Postal Service.

     Section 2. Whenever a quorum, as defined by Article I and II, of all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or power of attorney, but all such proxies and powers of attorney must be in writing.

     Section 3. Whenever any notice whatsoever is required to be given under the provisions of the statutes, articles of incorporation or by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE V

                                    OFFICERS

     Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer, a president, a secretary, and a treasurer. Any person may hold two or more offices.

     Section 2. The officers of the corporation to be elected by the board of directors shall be elected annually by the designated number of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon after that as conveniently may be. Each officer shall hold office until a successor shall have been duly elected and shall have qualified or until such officer's death, resignation or removal in the manner hereafter provided.

     Section 3. The board of directors may appoint vice presidents, and assistant secretaries and assistant treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

     Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

     Section 5. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the designated number of directors. Any vacancy occurring in any office of the corporation because of death, resignation, removal or otherwise may be filled by the board of directors for the unexpired portion of the term.



                                    PRESIDENT

     Section 6. The president shall, when present, preside at all meetings of the stockholders and of the board of directors from which the chairman of the board is absent, shall supervise and control all of the business and affairs of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

     Section 7. The president may sign, with the secretary or any other officer of the corporation authorized by the board of directors, certificates for shares of the corporation, deeds, contracts, or other instruments which the board of directors has authorized to be executed, except where required or permitted by law to be otherwise signed and executed or where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. In general, the president shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.



                                 VICE PRESIDENT

     Section 8. In the absence of the president or in the event of the president's death, inability or refusal to act, the vice presidents, in the order designated at the time of their election, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions on the president. Any vice president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to said vice president(s) by the president or by the board of directors.

                                  THE SECRETARY

     Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in one or more books provided for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision the secretary shall be. The secretary shall keep in safe custody the corporate records and the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by the secretary's signature or by the signature of the treasurer or an assistant secretary. The secretary shall keep, or cause to be kept, a register of the address of each shareholder which shall be furnished to the secretary by such shareholder and shall have general charge of the stock transfer books of the corporation.

                                  THE TREASURER

     Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

     Section 11. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all such transactions as treasurer and an account of the financial condition of the corporation; and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the president or by the board of directors.

     Section 12. If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as the board of directors shall determine for the faithful discharge of the treasurer's duties and for the restoration to the corporation, in case of the treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the treasurer's possession or control belonging to the corporation.

                                   ARTICLE VI

                              CERTIFICATES OF STOCK

     Section 1. Every stockholder shall be entitled to have a certificate, signed by the president and the secretary or any other proper corporate officer authorized by the board of directors, certifying the number of shares owned by the stockholder in the corporation.
When the corporation is authorized to issue shares of more than one class of stock or more than one series of any class of stock, there shall be set forth upon the face or back of the stock certificate, or the stock certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such stock certificate shall set forth in full or summarize the rights of the holders of such stock.

     Section 2. Whenever any stock certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature of signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be the officer or officers of such corporation.

                             LOST STOCK CERTIFICATES

     Section 3. The board of directors may direct a new stock certificate or certificates to be issued in place of any stock certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new stock certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or give the corporation a bond in such sum as it may direct as indemnity against claim that may be made against the corporation with respect to the stock certificate alleged to have been lost or destroyed.

                                TRANSFER OF STOCK

     Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a stock certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new stock certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                          CLOSING OF TRANSFER BOOKS OR
                              FIXING OF RECORD DATE

     Section 5. The directors may prescribe a period not exceeding sixty days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day, the record date, not more than sixty days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on that day shall be entitled to notice or to vote at such meeting.

                             REGISTERED STOCKHOLDERS

     Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.




                                   ARTICLE VII

                               GENERAL PROVISIONS

                                    DIVIDENDS

     Section 1. Dividends upon the outstanding capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

     Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall conclude to be in the interest of the corporation, and the directors may modify or abolish any such reserves in the manner, identical to which it was created.

                                     CHECKS

     Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

                                   FISCAL YEAR

     Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.
                                      SEAL

     Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Nevada".


                                  ARTICLE VIII

                                   AMENDMENTS

     Section 1. These by-laws may be altered, amended, or repealed at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such amendment, alteration or repeal be contained in the notice of such regular or special meeting.


                                                                     EXHIBIT 5.1


September 12, 1997


Electronic Clearing House, Inc.
28001 Dorothy Drive
Agoura Hills, CA 91301-2697

Re:  Electronic Clearing House, Inc.
     Registration Statement on Form S-2

Ladies and Gentlemen:

Electronic Clearing House, Inc. (the "Company") has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S_2 (Commission Registration No. 333-32823), relating to an aggregate of 6,148,565 shares of common stock, $0.01 par value per share ("Common Stock"), to be registered for the offer and sale for the account of current holders of (1) the Company's Common Stock; (2) Class H, Class K and Class L preferred stock, $0.01 par value ("Preferred Stock"), all of which are convertible into shares of Common Stock; (3) options issued other than pursuant to the Company's stock option plan ("Options"); and (4) warrants to purchase shares of Common Stock which were issued in connection with various promissory notes of the Company in connection with loans to it ("Warrants").

The Registration Statement, as amended, is herein referred to as the "Registration Statement".

We have been retained as special counsel to the Company solely in connection with the rendering of this opinion as to whether the Common Stock, if and when issued, will be legally issued, fully paid and non-assessable. In connection with rendering this opinion, we have examined such corporate records of the Company and such other instruments, documents and certificates as we have deemed necessary as a basis for this opinion. For purposes of this opinion, we have assumed (i) the accuracy and completeness of all data supplied by the Company, its officers, directors or agents, (ii) that the transactions set forth in the Registration Statement are or will be consummated as set forth therein, (iii) that the Commission shall have issued an order under the Securities Act of 1933, as amended, declaring the Registration Statement effective, and (iv) that all requisite authorizations, approvals, consents or exemptions under the securities laws of the various states and other jurisdictions of the United States of America shall have been obtained.

Based upon the foregoing, we are of the opinion that (i) the outstanding shares of Common Stock which are covered by the Registration Statement, are duly authorized, legally issued, fully paid and non-assessable, and (ii) the shares of Common Stock to be issued upon (1) conversion of the Preferred Stock, (2) the exercise of the Options, and (3) exercise of the Warrants are duly authorized and upon issuance and delivery for the consideration required to convert or exercise, will be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and as a part of, or as an exhibit to, any document that may be filed with respect to the Registration Statement under the federal securities laws or the securities laws of the various states and other jurisdictions of the United States. We also consent to be named in the Registration Statement and in the Prospectus which constitutes a part thereof as the counsel that will pass upon the legality of the Common Stock for the Company.

Very truly yours,


FISHMAN, MERRICK, MILLER, GENELLY,
SPRINGER, KLIMEK & ANDERSON, P.C.




                                                                    EXHIBIT 10.3

U-HAUL/ECHO AGREEMENT

THIS AGREEMENT (Agreement) is made effective as of December 12, 1996, by and between Electronic Clearing House, Inc. (ECHO) and U-Haul International, Inc.
(UHI) and shall cover six services provided to UHI by ECHO, namely

PROCESSING SERVICES (Article 3),
SOFTWARE DEVELOPMENT (Article 4),
DATA DISTRIBUTION (Article 5),
EQUIPMENT PURCHASES/WARRANTY (Article 6),
CUSTOMER SUPPORT (Article 7), and
CONSULTING (Article 8).

           WHEREAS, ECHO, together with its wholly-owned subsidiaries, is engaged in the business of providing processing services, manufacturing point-of-sale equipment and developing related software application programs; and

           WHEREAS, ECHO has developed UHI's C.A.R.D. system, and provides the Transaction Processing for such system together with related hardware, and is currently completing the development of Level 4A software; and

           WHEREAS, UHI desires that ECHO continue to provide the Transaction Processing and to complete the development of Level 4A software for the C.A.R.D. system, as well as providing certain consulting services to UHI;

           NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS
Specific terms used in this Agreement are defined in the following exhibit:

           EXHIBIT  A - DEFINITIONS

Exhibit A is attached hereto and incorporated herein as part of this Agreement. The definitions shall be applicable to both singular and plural forms of the defined terms.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES OF ECHO AND UHI
The representations and warranties of ECHO and UHI are contained in the following exhibits:

                 EXHIBIT B - ECHO'S REPRESENTATIONS AND WARRANTIES EXHIBIT C - UHI'S REPRESENTATIONS AND WARRANTIES

Exhibit B and Exhibit C are attached hereto and are incorporated herein as part of this Agreement.

ARTICLE 3 - PROCESSING SERVICES
3.1.       Duties of ECHO
During the term of this Agreement, ECHO shall, in a commercially reasonable manner:

    3.1.1. Accept Transactions from Dealers using              C.A.R.D.
           Terminals,

    3.1.2. Provide credit-card authorization services for those Transactions that involve payment by credit-cards,

    3.1.3. Transmit inventory files using APTNet each hour to specific MCO's as designated by UHI,

    3.1.4. Transmit closing files to MCO's once per day or as requested by a dial-in from MCO's into ECHO's Bulletin Board Service,

    3.1.5. Transmit inventory and closing files for all MCOs during one call, once per hour via Windows' Remote Access Service (RAS), for those specific MCO's as designated by UHI,

    3.1.6. Provide on-line storage of the current month, as well as the previous month for Inventory Files, Closing Files and Transaction History Files,

    3.1.7. Provide Archival (Tape) storage of all files specified in Section
           3.1.6 for all prior months of service,

    3.1.8. Provide a Re-Transmit Service for Closing Files via RAS on a per Dealer basis,

    3.1.9. Provide Customer Support as defined in Article 7 of this Agreement.

3.2.       Duties of UHI
During the term of this Agreement, UHI shall, in a commercially reasonable manner:

    3.2.1. Pay ECHO certain Processing Fees and Re-Transmit Fees as defined in Exhibit D, attached hereto and incorporated herein by this reference, as compensation to ECHO for providing such Processing Services.


                        ARTICLE 4 - SOFTWARE DEVELOPMENT

Software development defined herein shall apply to application software only. Specific treatment of Level 4 development is defined in Exhibit E, attached hereto and incorporated herein. As a general point, ECHO intends to respond to any request from UHI for software development with a Bid, an initial estimate of what the programming effort is expected to cost. If UHI agrees with the Bid, ECHO will prepare a formal specification and a Quote, a fixed price for the programming effort that will be based upon the full scope of the project. A Quote will require UHI's approval and will replace the previous Bid estimate on a given development project.

4.1.       Duties of ECHO
During the term of this agreement ECHO shall, in a commercially reasonable manner:

    4.1.1 Provide program/project management staff to work with UHI to refine requirements for new application software features and/or host computer processing features, and to work towards a mutually signed requirements document,

    4.1.2 Provide (at UHI's request) an estimate (Bid) for the price of developing software to meet the requirements produced as per Section
           4.1.1. The Bid will include ECHO's efforts in providing requirements analysis, functional specifications, project management, programming, and unit testing. UHI approval of the Bid will be required for ECHO to continue in its project evaluation.

    4.1.3 Develop, after an approved Bid, written functional specifications for Bid requirements, as necessary, and work with UHI towards a mutually signed functional specification document,

    4.1.4 Provide to UHI, based on the Requirements Specification and either a mutually signed Functional Specification or other internal engineering evaluations, a final fixed price (Quote) for the development of the functionality as defined by the Requirements Specification.

    4.1.5 Upon UHI approval, provide the programming to meet the requirements and/or the functional specifications. Based on mutually signed requirements and/or mutually signed functional specifications, UHI approval of the Quote will be required for ECHO to continue in its programming efforts.

    4.1.6 Determine a Packaging Fixed Price that covers the effort to make the software integration and perform beta testing, once development under one or more Quote(s) is completed. ECHO shall request UHI's approval of the Packaging Fixed Price which shall under no circumstances exceed $20,000 (see Exhibit D - ARTICLE 4). ECHO will create an Application Package ("Application Package"), perform initial integration-testing (i.e., perform alpha tests of the Application Package) and work with UHI and up to 20 Dealer beta sites to test the Application Package. ECHO will repair any problems that do not meet the Requirements Specifications and/or the Functional Specifications. ECHO will obtain an acceptance of the Application Package from UHI prior to release of said Package to all dealers.

    4.1.7 For a period of 120 days after UHI's acceptance of an Application Package, warrant the Application Package ("Software Warranty") as being free from reported variances against requirements and functional specifications signed by UHI and ECHO. During this 120 day period, ECHO shall correct any "Class A" problem that UHI reports in writing to ECHO, and will make best efforts to repair all "Class B" and "Class C" reported problems. Such costs for software correction and testing (but not for data distribution) will be borne by ECHO. All Problems reported after the 120 day warranty period, all Class B and Class C problems not corrected during the Software Warranty period, and all issues that cannot be traced to an ECHO-signed requirements document shall, at UHI's discretion, become potential new requirements for a subsequent Application Package.

    THE WARRANTY STATED ABOVE IS A LIMITED WARRANTY AND IT IS THE ONLY WARRANTY MADE BY ECHO. ECHO DOES NOT MAKE, AND UHI HEREBY EXPRESSLY WAIVES, OTHER WARRANTIES EXPRESS OR IMPLIED. ECHO EXPRESSLY EXCLUDES ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. EXCEPT FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, ECHO SHALL HAVE NO LIABILITY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FOR CONSEQUENTIAL, EXEMPLARY, INCIDENTAL OR PUNITIVE DAMAGES EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE STATED EXPRESS WARRANTY IS IN LIEU OF ALL LIABILITIES OR OBLIGATIONS OF LICENSOR FOR DAMAGES ARISING OUT OF OR IN CONNECTION WITH THE DEVELOPMENT, DELIVERY, USE OR PERFORMANCE OF THE APPLICATION SOFTWARE LEVEL 1, LEVEL 2, LEVEL 3, LEVEL 4, ANY DERIVATIVES OF LEVEL 4, OR THE C.A.R.D. SYSTEM.

4.2.       Duties of UHI
During the term of this agreement UHI shall, in a commercially reasonable manner:

    4.2.1 Provide to ECHO initial requirements for new software features, modifications, and/or corrections,

    4.2.2 Work with ECHO to develop mutually signed requirements and (if necessary) functional specification documents for any software project to be undertaken by ECHO on behalf of UHI,

    4.2.3 Either agree or reject in writing within 30 days of receipt any Bid provided to UHI by ECHO in response to mutually signed requirements documentation. An explicit reject in writing by UHI, or an implied reject due to no-response by UHI within 30 days, is an expiration of ECHO's Bid and directs ECHO to perform no further work on the topics covered by the Bid,

    4.2.4 If Quote is no more than 120% of Bid for a requirement, agree to pay the Quote according to Section 4.2.6,

    4.2.5 If Quote is greater than 120% of the Bid, choose to (1) accept the Quote and pay according to Section 4.2.6, or (2), reject the Quote and pay nothing further. An explicit reject in writing by UHI of the Quote, or an implied reject due to no-response by UHI within 30 days, is an expiration of ECHO's Bid and Quote and directs ECHO to perform no further work on the topics covered by the Bid or Quote,

    4.2.6 Pay 50% of the Quote to ECHO within 20 days of UHI's acceptance of the Quote, and pay the remaining 50% to ECHO within 20 days of UHI's acceptance of the "Application Package" that meets that requirement,

    4.2.7 Approve in writing the Packaging Fixed Price prepared by ECHO at UHI's request,

    4.2.8 Work with ECHO to participate in alpha and beta tests, and subsequently accept Application Package and Operating Software Object Code (collectively called "CODE"). CODE shall be deemed to have been accepted by UHI upon the completion of UHI's formal acceptance test of the CODE which formal acceptance test shall be conducted on the following terms:

           (i) after alpha test of CODE is complete, ECHO shall notify UHI in writing that the CODE is ready for acceptance;

           (ii) upon receipt of such notice, UHI, with ECHO's cooperation, shall beta test CODE in a manner it deems appropriate for a period not to exceed two (2) calendar weeks;

           (iii) upon the expiration of such two (2) week period, UHI shall either certify to ECHO that CODE is accepted or deliver to ECHO a written description of any specific claimed defects in CODE, which defects shall be limited to the failure of CODE to conform to the existing specifications defined and signed by ECHO and UHI;

           (iv) upon receipt of such written description of claimed defects, ECHO shall determine whether such claimed defects are bona fide defects, and, if so, shall proceed immediately to remedy all Class A defects, and all serious Class B defects, and make best reasonable efforts to remedy other Class B and Class C defects, whereupon the formal acceptance test procedure may again be run.

           UHI shall certify CODE is accepted upon CODE operating with preferably zero but not more than a reasonably acceptable number of Class B and Class C defects for a period of two weeks in a beta site of UHI's choosing, or in the absence of such certification, the failure of UHI to provide to ECHO within two (2) weeks with a written description of bona fide Class A and serious Class B defects, shall constitute completion of the formal acceptance test and certification by UHI. The date of certification by UHI shall constitute the Acceptance Date,

    4.2.9 Pay to ECHO 100% of the Packaging Fixed Price for the Application Package within 20 days of Acceptance Date and/or utilize the ECHO
           credit of $        provided in 4.1.6 in the year the credit was made
           available (see Exhibit D - ARTICLE 4).

ARTICLE 5 - DATA DISTRIBUTION
Data Distribution involves loading and installing full Application Packages, software patches, local rates, dealer specific changes, and/or sales tax tables into one or more terminals at Dealer locations. Dealer specific adds and changes and sales tax table changes are labor intensive since a specific download file must be set up for each Dealer, and then each Dealer affected by the add or change must be called by an ECHO representative and directed to download the changes into their terminal. If the dealer is not available, or does not perform the download correctly, additional calls by ECHO may be necessary. Local Rate changes require a data-entry step, a file creation step, an E-Mail initialization step, and an E-Mail monitoring step.

Data Distribution may occur due to a scheduled mass-event (e.g. a download of a new Application Package) or a request by a specific dealer. For example, a C.A.R.D terminal that is in UHI's inventory may be moved by UHI to a new Dealer site and require a download of the latest Application Package, initialization of the Dealer's specific information and sales tax tables, and loading of the local rate information.

Data Distribution also involves delivering to Dealers text E-Mail messages. The E-Mail Distribution List may be one of the following: (1) to a specific dealer(s) as identified by dealer number(s), (2) to all of the dealers in an MCO(s) as identified by the MCO's number(s), or (3) to all of the Active Dealers.

5.1  Duties of ECHO
During the term of this Agreement, ECHO shall, in a commercially reasonable manner:

    5.1.1 Manage the process of downloading and/or E-Mailing Application Packages to UHI's Active Dealers. ECHO will also provide the distribution set-up procedure that prepares the Application Package for download, and manage the download so that it is phased to dealers in a manner that is consistent with the time requirements of the download and the available download communication resources,

    5.1.2 Purge ECHO's Active Dealer database each month, of every dealer that has had no transaction activity during the prior 30 days,

    5.1.3 Provide a mechanism to update ECHO's Dealer database, prepare the download file, and manage the process of downloading changes to specific dealers,

    5.1.4 Provide a mechanism to update ECHO's local-rate database, prepare the E-Mail file, and manage the process of E-Mailing local-rate changes to all Dealers in a particular MCO,

    5.1.5 Provide the ability for any Dealer to re-pick-up their most current local-rates at any time via the E-Mail mechanism,

    5.1.6 Provide a mechanism to update ECHO's tax tables, prepare the download file, and manage the process of downloading the tax table changes to specific dealers,

    5.1.7 Provide a mechanism to compile and store E-Mail messages, and manage the process of E-Mailing messages to dealers. This requires a data-entry step, an E-Mail set-up step, and management of the E-Mail process to ensure that E-Mails do not overwrite each other in the terminal in an unplanned manner,

    5.1.8 Provide the capability for one terminal to post a message for another terminal on ECHO's host computer in support of remote reservations,

    5.1.9 Initialize new terminals with the most current released operating system and Application Package,

    5.1.10 Provide a $         credit to UHI on January 1, 1998 and on January
           1, 1999 and on January 1 of each successive year, that can be applied to offset any Packaging Fixed Price or Download Expenses ECHO may charge UHI during the year in which the credit is made available,

    5.1.11 Provide Customer Support as defined in Article 7 of this Agreement.

5.2.       Duties of UHI
During the term of this Agreement, UHI shall, in a commercially reasonable manner:

    5.2.1  Pay ECHO as set forth in Exhibit D for Download,

    5.2.2 Provide to ECHO dealer and tax table information by file transfer, or by other data entry means that may be specified by ECHO from time to time,

    5.2.3  Provide to ECHO additions and changes to Local Rate tables,

    5.2.4 Pay ECHO as set forth in Exhibit D for UHI-requested Dealer, Tax Table Adds and Changes, and Local Rate Changes,

    5.2.5  Pay ECHO for initialization of new terminals as set forth in Exhibit
           D,

    5.2.6 Provide a toll-free number for downloads, permit ECHO to direct Dealers to call UHI's download toll-free number, and permit ECHO to direct that toll-free number to ECHO's switched and/or dedicated circuits for the purpose of downloads.


ARTICLE 6 - EQUIPMENT
The UHI C.A.R.D equipment is provided by Computer Based Controls, Inc. (CBC). CBC is the original equipment manufacturer of the EB920A terminal, a major component of the C.A.R.D. system used by U-Haul International.

6.1.       Duties of CBC
During the term of this Agreement, CBC shall, in a commercially reasonable manner:

    6.1.1 Make new systems available to UHI at competitive prices. The current lead time on newly manufactured units is approximately 4 months. Units that are in stock will be shipped by the next day following receipt of the approved purchase order from UHI to CBC. New units are FOB CBC's Westlake Village location and shipping costs to UHI or UHI dealers or MCOs will be the responsibility of UHI.

    6.1.2 Support C.A.R.D. systems in the field. CBC will strive to keep adequate levels of UHI-owned depot stock necessary to address any immediate service need UHI dealers might logically encounter. Items stocked by CBC are representative of the current product line and may not include past or discontinued models or versions. Orders for units not in stock will be filled with newly manufactured units.

    6.1.3 Perform on-going hardware and software engineering with regard to enhancement possibilities that may or may not be requested by U-Haul including, but not limited to, development of new functionality, reduction of system cost, improvement in system operation.

    6.1.4 Perform specific analyses for UHI, based on the specifications provided. The analyses shall include the following:

           6.1.4.1  Description of the system design goals,

           6.1.4.2  Design specifications of the system components,

           6.1.4.3 Identification of Non-Recurring Engineering (NRE) charges, overall and by system component. NRE shall consist of all charges related to the initial design phase of a system and include electrical and electronic design, mechanical and manufacturability design, software design, environmental and safety testing, technical documentation (drawings and manuals), prototype production, and acceptance testing.

           6.1.4.4 Identification of all Recurring charges, overall and by system component. Recurring Charges shall consist of all charges related to the actual production run of the final system design and include purchased or manufactured electrical and electronic components, purchased or manufactured mechanical components, software installation, assembly labor costs and production testing.

    6.1.5 Provide a Terminal Warranty ("Terminal Warranty") against any defect of material or workmanship which develops for any reason, except abuse, within a period of one year following the original date of purchase. This Terminal Warranty is applicable only to the original purchaser.

    6.1.6 Provide an Extended Terminal Warranty ("Extended Terminal Warranty"), the financial terms for which are set forth in Exhibit D,

    6.1.7  Provide Customer Support as defined in Article 7 of this Agreement.

    6.1.8 Repair units under Terminal or Extended Terminal Warranty. In the event a defect develops during the warranty period, CBC will, at CBC's election, repair or replace the product with a new or reconditioned model of equivalent quality. CBC shall not be liable for loss of the use of the product or other incidental or consequential damages or expenses or for any such claim of damages or expenses.

    6.1.9 Replace units that are covered under Terminal or Extended Terminal Warranty within 48 hours with another unit of equivalent quality. The replacement unit will have software installed that is suitable for the end dealer.

    6.1.10 Ship the replacement units under Terminal or Extended Terminal Warranty to the dealer using priority overnight shipping methods. The dealer shall pack the defective unit for return to CBC using the shipping materials provided with the replacement unit. CBC will inform the shipping agency to pick up and ship the defective unit to CBC.

    6.1.11 Pay for shipping and repair costs of any unit under Terminal or Extended Terminal Warranty, except in cases of abuse.

    6.1.12 Reserve the right to make ongoing changes to its product line that in no way affects the form, fit, or function of its products by UHI.

6.2.       Duties of UHI
During the term of this agreement UHI shall, in a commercially reasonable manner:

    6.2.1 Provide to ECHO comprehensive requirements specifications for any new hardware features that UHI desires,

    6.2.2 Provide assistance to ECHO by encouraging the return of UHI systems from dealers on an as-requested basis,

    6.2.3 Pay ECHO for all product and shipping costs FOB Westlake Village, California. The Delivery date to UHI is the date units physically arrive at CBC for configuration services in preparation of being shipped directly to dealers.

    6.2.4 Pay ECHO for the costs of non-warranty repairs and shipping to and from the Dealer or MCO or UHI. ("Customer"). UHI is responsible for time and material spent to repair units no longer under Terminal Warranty or Extended Terminal Warranty.


ARTICLE 7 - CUSTOMER SUPPORT
Customer Support for UHI, C.A.R.D, MCOs, and UHI's dealers covers a variety of potential topics including, but not limited to, hardware problems with CBC-supplied hardware under warranty, problems being unable to connect with ECHO's host computer due to host computer or telecommunication service problems, problems with a dealer's local phone arrangement or phone company, problems with non-CBC hardware, or CBC hardware not under warranty, usage of application software, and problems with application software. It is normal for UHI to report problems to ECHO that UHI believes should be resolved by ECHO under the terms of this Agreement. However, other than hardware problems with CBC-supplied hardware under warranty and problems being unable to connect with ECHO's host computer, UHI's dealers should not be calling ECHO or CBC for assistance.

This Agreement recognizes that it is sometimes hard for dealers to distinguish between a hardware problem and a software problem and that it is sometimes difficult for UHI to resolve a problem without ECHO's direct interaction with the dealer. Therefore, included in ECHO's pricing for Transaction Services and Data Distribution Services is a provision for a dealer to call ECHO four times per year for any topic.

7.1.       Duties of ECHO
During the term of this Agreement, ECHO shall, in a commercially reasonable manner:

    7.1.1 Provide a Customer Support toll-free hot-line ("Hot-Line") help desk service that may be used by UHI or UHI's dealers to request assistance from ECHO or CBC.

    7.1.2 Absorb the expenses for all dealer and UHI calls (and the associated support staff) to ECHO's Hot-Line for calls related to CBC hardware under warranty.

    7.1.3 Absorb the expenses for all non-warranty related calls (and the associated support staff) each month from dealers to ECHO's Hot-Line until the total number of calls reaches one-third of the number of active dealers at the beginning of that month.

    7.1.4 Document and bill UHI each month for all non-warranty calls from dealers to ECHO's Hot-Line that exceed one-third of the total of such calls, as defined in Section 7.1.3 and Exhibit D-ARTICLE 7. Such calls shall be termed "Excess Calls".



7.2.       Duties of UHI
During the term of this Agreement, UHI shall, in a commercially reasonable manner:

    7.2.1 Provide a Dealer Support service for UHI's dealers for support of all problems not covered by ECHO as per Section 7.1.

    7.2.2 Direct UHI's dealers to call UHI's Dealer Support Service for C.A.R.D. non-hardware-related problems, and advise UHI's customer support personnel to direct the dealers to call ECHO's Hot-Line support or teleconference with ECHO's Hot-Line support in those instances where UHI's customer support staff cannot help the dealer.

    7.2.3 Reimburse ECHO for all Excess Calls to ECHO's Hot-Line help desk service.


ARTICLE 8 - CONSULTATION SERVICES
ECHO's services are generally covered under previous sections. If UHI requires additional services that are specifically related to the C.A.R.D program and that require ECHO's technical, project management, or general management staff, then ECHO shall accommodate reasonable requests and make these services
available to UHI for a fee of $          per hour plus travel and reasonable
expenses. Examples of consultation include, but are not limited to, host computer programming changes, out-of-balance research and individual transaction research.

ARTICLE 9:  GENERAL
    9.1    ECHO Employees
           UHI recognizes that the employees of ECHO, and such employees' loyalty and service to ECHO, constitute a valuable asset of ECHO. Accordingly, UHI hereby agrees during the term of this Agreement and any extensions thereof not to make any offer of employment to, nor enter into a consulting relationship with any person employed by ECHO. Evidence of any such offer shall be considered a material breach of this Agreement.

    9.2    UHI Employees
           ECHO recognizes that the employees of UHI and such employees' loyalty and service to UHI constitute a valuable asset of UHI. Accordingly, ECHO hereby agrees during the term of this Agreement and any extensions thereof not to make any offer of employment to, nor enter into a consulting relationship with any person employed by UHI. Evidence of any such offer shall be considered a material breach of this Agreement.

    9.3    Confidentiality
           ECHO and UHI acknowledge that each party possesses certain confidential information and trade secrets related to the business of transaction processing, equipment, equipment configurations, equipment providers, and software programs. Each party agrees not to directly or indirectly use, divulge or disseminate or otherwise make public use or reference of said information. Neither party shall not obtain any proprietary rights in the other party's proprietary or confidential information which has been or at any time after the date of this Agreement is disclosed, directly or indirectly by ECHO to UHI, or is disclosed, directly or indirectly by UHI to ECHO or any of either party's agents or assigns. This confidential information includes, without limitation, inter alia, any data or information that is a trade secret or competitively sensitive material, computer software, source code, or documentation, screen displays and formats, flow charts or other specifications (whether or not electronically stored), data and data formats, whether any such material are developed or purchased specifically for performance of this Agreement prior agreements, or otherwise.

           The confidentiality provided for in this section will survive any termination of this Agreement for a period of two years, except that confidentiality shall not apply to information that is or becomes generally available to the public, or is disclosed to third parties by the party claiming confidentiality, or becomes known to third parties through no fault of the party against whom this obligation is asserted.

    9.4    Notices
           Any notice given by any party under this Agreement shall be in writing and personally delivered, deposited in the United States mail, postage prepaid, or sent by tested telex, facsimile transmission, or other authenticated message, charges prepaid, and addressed as follows:

    TO UHI:                        TO ECHO:
    U-Haul International, Inc.     Electronic Clearing House, Inc.
    Attn:                          Attn: Donald R. Anderson
    2727 North Central Avenue      28001 Dorothy Drive
    Phoenix, AZ  85004             Agoura Hills, CA  91301
    Fax number:                    Fax number:  (818) 597-8999

    Each party may change the address to which notices, requests and other communications are to be sent by giving written notice of such changes to either party.

    9.5    Binding Effect
           This Agreement shall be binding upon and inure to the benefit of ECHO and UHI and their successors and assigns, provided, however, that neither UHI nor ECHO may assign or transfer either party's rights or obligations under this Agreement without the prior written consent of the other party.

    9.6    No Waiver
           Any waiver, permit, consent or approval by either party of any event of default or breach of any provision, condition or covenant of this Agreement must be in writing and shall be effective only to the extent set forth in writing. No waiver of any breach or default shall be deemed a waiver of any later breach of default of the same or any other provision of this Agreement. Any failure or delay on the part of any party in exercising any power, right or privilege under this Agreement shall not operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any further exercise thereof.

    9.7    Rights Cumulative
           All rights and remedies existing in this Agreement are cumulative to, and not exclusive of, any other rights or remedies available under contract or applicable law.

    9.8    Unenforceable Provisions
           Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction, shall be so only as to such jurisdiction and only to the extent of such prohibition, but all remaining provisions of this Agreement shall remain valid and enforceable.

    9.9    Execution in Counterparts
           This Agreement may be executed in any number of counterparts which, when taken together, shall constitute but one agreement.

    9.10   Further Assurances
           At any time or from time to time upon the request of either party, the other party will execute and deliver such further documents and do such other acts as the requesting party may reasonably request in order to effect fully the purpose of this Agreement and provide for the performance of all contemplated acts and activities in accordance with the terms of this Agreement.

    9.11   Term
           This Agreement shall be for an initial term of three (3) years from the effective date set forth in the preamble and full execution hereof and shall be subject to automatic renewals for like periods unless previously terminated by either party in accordance with the terms herein.

    9.12   Assignment
           Except as otherwise provided herein, the rights and obligations of ECHO and UHI under this Agreement are personal and not assignable, either voluntarily or by operation of law, without the prior written consent of ECHO. Subject to the foregoing, all provisions contained in this Agreement shall extend to and be binding upon the parties hereto and their respective successors and permitted assigns.

    9.13   Termination.
           This Agreement can not be terminated prior to the completion of its initial term. Beginning ninety (90) days prior to the Agreement's first term, the agreement can be terminated with a 90 day written notice from either party to terminate the agreement.

    9.14   State Law.
           This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona as to all matters including validity, construction, effect, performance and remedies without giving effect to the principles of choice of law thereof. For purposes of any lawsuit, action, or proceeding arising out of or relating to this Agreement, ECHO and UHI agree that any process to be served in connection therewith shall constitute, if delivered, sent or mailed in accordance with Section 9.3, good, proper and sufficient service thereof.

    9.15   Legal Fees.
           In the event of any dispute arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover its reasonable attorney's fees, court costs, and collection expenses, in addition to any other recovery.

    9.16   Jury Trial Waiver.
           In the event of any litigation, trial or other proceeding arising out of, related, or in connection with this Agreement, the parties agree that any such litigation, trial or proceeding shall be tried and heard by the court only and not by a jury trial.

    9.17   Severability.
           In the event any portion of this Agreement is held invalid or unenforceable, the remaining portion shall not affect thereby, but rather, the entire Agreement shall be construed as if not containing the particular invalid portion, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

    9.18   Headings.
           The headings listed after each section number in this Agreement are inserted for convenience only, do not constitute a part of this Agreement, and are not to be considered in connection with the interpretation or enforcement of this Agreement.

    9.19   Force Majeure.
           If performance by either party to this Agreement of any service or obligation is prevented, restricted, delayed or interfered with by reason of labor disputes, strikes, acts of God, floods, lightning, severe weather, shortage of materials, rationing, utility or communication failures, failure of Visa or MasterCard or the settlement processor, failure or delay in receiving electronic data, earthquakes, war revolution, civil commotion, riots, acts of public enemies, blockages, embargo, or any law, order, proclamation, regulation, ordinance, demand or requirement having legal effect of any government or any judicial authority or representative of any such government, or any other act or omission whatsoever, whether similar or dissimilar to those referred to in this clause, which are beyond the reasonable control of either party, then that party shall be excused from performance to the extent of the prevention, restriction, delay or interference.

    9.20   Object and Source Code.
           ECHO represents that, as of the effective date of this Agreement, ECHO designed and developed the terminal Application Object Code and Application Source Code and invested significantly in the development thereof beyond funds received from or committed by UHI. During the term of this Agreement, ECHO acknowledges and confirms that UHI has a non-transferrable right to utilize Application Object Code for UHI purposes only.

    9.21   Entire Agreement.
           This Agreement, including exhibits, sets forth all the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof, and supersedes all negotiations, conversations, discussions, correspondence, memorandums and agreements between the parties concerning the subject matter, and constitutes a fully integrated agreement and the entire understanding of the parties with respect to its subject matter, and all prior and contemporaneous agreements or representations are merged herein. This Agreement may not be modified except by a writing signed by the authorized representatives of both parties to this Agreement.


           IN WITNESS WHEREOF, ECHO and UHI have executed this Agreement as of the date set forth in the preamble.

    UHI:   U-Haul International, Inc., a Nevada corporation

           By:___________________________________


           By:___________________________________


    ECHO   Electronic Clearing House, Inc., a Nevada corporation

           By:___________________________________


           By:___________________________________


    CBC    Computer Based Controls, Inc., a California corporation

           By:___________________________________


           By:___________________________________


                                    EXHIBIT A

Definitions

    Active Dealer:  A Dealer that exists in ECHO's database.

    Application Object Code: The object code that is produced by compilation and linking from the Application Source Code Level 4, its predecessors, or any derivatives of Application Source Code Level 4.

    Application Source Code: The source code (or any of its derivatives) that when compiled, linked and loaded into the Terminal provides the application functionality in the Terminal known as "Level 4" or any derivatives of "Level 4"

    C.A.R.D. System: means the inventory control systems, including software application programs (including Level 1 and Level 2 object code and source code), documentation, and related terminals, printers, and keyboards as developed and supplied to UHI by ECHO.

    C.A.R.D. Terminals: means the terminals supplied to UHI by CBC for use by the C.A.R.D. System

    Class A Problem:   A major problem that causes the Application Object
    Code to be unusable.

    Class B Problem: A major problem that results in functionality that is different than that spelled out in a requirements or functional specification, but that has a work-around that renders the Application Object Code useable.

    Class C Problem: A cosmetic or documentation problem that results in functionality that is different than that spelled out in a requirements or functional specification, but has a work-around that renders the Application Object Code useable.

    Consulting Task: Means a service rendered by ECHO to UHI that results in fees charged to UHI on an hourly basis as per ARTICLE 8.

    Dealer: means a U-Haul Dealer, as uniquely identified by a Dealer Number, and that is registered in ECHO's database using that Dealer Number and the Dealer's MCO number.

    Dealer Number:  A six digit number that uniquely identifies a Dealer.

    Level 1: means the object code and source code developed by ECHO that implements the Level 1 Terminal functionality.


    Level 2: means the object code and source code developed by ECHO that implements the Level 2 Terminal functionality.

    Level 3: means the object code and source code developed by ECHO that implements the Level 3 Terminal functionality.

    Level 3A: means the object code and source code developed by ECHO that implements the Level 3A Terminal functionality, which by mutual agreement between ECHO and UHI was omitted from Level 3 deployment.

    Level 4: means the object code and source code developed by ECHO that implements (1) the Level 3A Terminal functionality and its derivatives and in addition includes (2) the September, 1996 enhancements (3) further enhancements beyond the September 1996 specifications, and (4) corrections.

    Marketing Company (MCO): A headquarters that manages a collection of Dealers. Each Dealer "belongs" to exactly one Marketing Company.

    MCO Number:  A three digit number that uniquely identifies an MCO.

    MCO:  See Marketing Company;

    Terminal: The C.A.R.D. device that ECHO sells to UHI, consisting of a display, numeric-keyboard, card-scanner, and communication ports and that is usually (but not always) located at a Dealer.

    Terminal Session: The time that starts with the Terminal placing a phone call to a Host computer and that ends when either the Terminal or Host computer hangs up (i.e. goes "off-hook").

    Transaction: The information that is conveyed to ECHO's Processing Center from a Terminal during a single Terminal Session, and the information that is sent back to the Terminal from the Host during the same Terminal Session.

    Transaction Fee: means the transaction fee that is charged by ECHO to UHI for each Transaction.

    Transaction Processing: means the acquisition, electronically by ECHO, of Transactions necessary to track, modify, and update the movement of UHI inventory of UHI dealers' equipment via the U-C.A.R.D. system (Includes credit card authorization, as applicable).



                                    EXHIBIT B

Representations and Warranties of ECHO

ECHO represents and warrants that as of the effective date of this Agreement:

Due Organization:   ECHO is duly organized and validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to conduct business in each jurisdiction in which its business is conducted.

Authorization,
Validity and
Enforceability:     The execution, delivery and performance of this Agreement
                    executed by ECHO is within ECHO's powers, has been duly authorized, and is not in conflict with ECHO's articles of incorporation or by-laws, or terms of any charter or other organizational document of ECHO, and that this Agreement constitutes a valid and binding obligation of ECHO, enforceable in accordance with its terms.

Compliance with
Applicable Laws:    ECHO has complied with all licensing, permit and fictitious name requirements to lawfully conduct the business in which it is engaged.

No Conflict:        The execution, delivery and performance by ECHO of this
                    Agreement is not in conflict with any law, rule, regulation, order or directive, or any indenture, agreement or
                    undertaking to which ECHO is a party or by which ECHO may be bound or affected.
No Event
of Default:         No Event of Default has occurred and is continuing.


                                    EXHIBIT C

Representations and Warranties of UHI

UHI represents and warrants that as of the effective date of this Agreement:

Due Organization:   UHI is duly organized and validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to conduct business in each jurisdiction in which its business is conducted.

Authorization,
Validity and
Enforceability:     The execution, delivery and performance of this Agreement
                    executed by UHI is within UHI's powers, has been duly authorized, and is not in conflict with UHI'S articles of incorporation or by-laws, or terms of any charter or other organizational document of UHI, and that this Agreement constitutes a valid and binding obligation of UHI, enforceable in accordance with its terms.



Compliance with
Applicable Laws:    UHI has complied with all licensing, permit and fictitious name requirements to lawfully conduct the business in which it is engaged.

No Conflict:        The execution, delivery and performance by UHI of this
                    Agreement is not in conflict with any law, rule, regulation, order or directive, or any indenture, agreement or undertaking to which UHI is a party or by which UHI may be bound or affected.

No Event
of Default:         No Event of Default has occurred and is continuing.


EXHIBIT D

ARTICLE 3 - PROCESSING SERVICES

    Dealer Transaction Fees Per Month

    1/97 through 6/98:$        per transaction
    7/98 through 12/99:$        per transaction

    Minimums are:
    Year 1 (until 12/97):          transactions per month
    Year 2 (until 12/98):          transactions per month
    Year 3 (until 12/99):          transactions per month

    All transaction counts refer to the number of transactions processed by ECHO in a given calendar month.

    MCO Transmit Fees per calendar month for MCO's not using RAS
    Charge Per MCO  $        (Dec. 1996 - May 1997)
    Charge Per MCO  $        per month (starting June, 1997)

    Re-Transmit Request per MCO or Dealer
    For On-Line Files              $                 (as of May 1, 1997, no
                                                     charge if not completed
                                                     within three (3) business
                                                     days of confirmed receipt
                                                     of written request.  E-
                                                     mail or fax acceptable.)
    For Archive Files              $                 (as of May 1, 1997, no
                                                     charge if not completed
                                                     within five (5) business
                                                     days of confirmed receipt
                                                     of written request.  E-
                                                     mail or fax acceptable.)

ARTICLE 4 - SOFTWARE DEVELOPMENT FEES
Bid and Quote prices will be based upon the extent of the programming effort requested. Packaging Fixed Price shall not exceed $20,000 in any case and shall be based on the specific effort that must be expended. As an example, if major beta testing with many dealers is not required, the Packaging Fixed Price will be lower as a result. On January 1, 1998 and January 1, 1999, and
January 1 of each successive year, ECHO will provide a $         credit to
UHI, which UHI can apply during that year, toward any Packaging Fixed Price or Download Fee as defined in Article 5.


ARTICLE 5 - DATA DISTRIBUTION

     Download Fee:
           Major Download (Greater than 15 minutes)          $
           Standard Download (Between 5 and 15 minutes)      $
           Minimum Download (Less than 5 minutes)       $

Note: The time associated with a download has direct bearing on the investment in personnel and expertise that ECHO must put into the download effort. It is important to note that changes that may be minor in scope or that may only affect a few states will still require a download of all UHI systems in order to maintain version continuity and support manageability.



     Dealer and Tax Adds or Changes                     $    per dealer
     Local Rate Changes                                 $    per MCO

     New Terminal Preparation (Application and Operating System software)
     and Dealer Specific Entry                          $    per terminal



ARTICLE 6 - EQUIPMENT
     Out of Warranty Repair - Labor Charges             $     per hour

     Extended Terminal Warranty I (Payable prior to expiration of existing warranty) -
     After 365 Days: for 365 additional days            $     per system or
                                                        $     per terminal
                                                        $     per printer
                                                        $     per keyboard
     Extended Terminal Warranty II (Payable prior to expiration of existing warranty) -
     After 730 days: for 365 additional days            $     per system
     Renewable every year thereafter                    $    /terminal
                                                        $    /printer
                                                        $    /keyboard

ARTICLE 7 - CUSTOMER SERVICE
$      per Excess Call (calls in excess of 1/3 of the number of dealers active at the beginning of each month). Warranty-based calls will not be included in the calculation of calls for the month.

ARTICLE 8 - CONSULTING SERVICES
Beyond the services already defined in other sections, ECHO will charge an
hourly rate of $      for consulting services provided to UHI.


ARTICLE 9 - GENERAL
At such times that ECHO shall present an invoice to UHI, said invoice shall be paid by UHI within thirty (30) days of receipt. After such thirty (30) day period, late charges of 1 1/2 % per month of the amount of such invoice remaining unpaid shall also become payable by UHI to ECHO. Failure of UHI to make any payment within thirty (30) days of receipt of the invoice shall be deemed to be a material breach of this Agreement and shall be sufficient cause for the immediate termination and extinguishment of the Object License and Source
License as granted under the terms of this Agreement.


                                    EXHIBIT E

The Level 4 Application Package, not including any derivatives ( "Level 4"), consists of the following components:

     A. Remaining Level 3 Features (sometimes referred to as Level 3A)
     B. September 1996 Features over and above 3A (agreed to in Sept.
     1996)
     C. January 1997 Features (agreed to between Sept. 1996 and Jan.
     1997)
     D. ECHO Features (that ECHO added on its own)
     E. Corrections

UHI agreed to pay $       towards Level 3 features and has paid $        of
that amount with $        remaining to be paid.  UHI agreed to pay $
towards the September 1996 Features (item "B" above) with the full amount remaining to be paid.

ECHO has not priced the January 1997 features nor the ECHO Features, and hereby agrees to lump ECHO's cost of the development of these features (but not the fees for Packaging Level 4) into the License Fees for Application Object Code Level 4. The agreed-to fees remaining to be paid of the Level 4
Quote are, therefore, $       + $        = $         .

Final Quote for Level 4 Programming:                         $
Packaging Fixed Price (Integration and Beta Testing):        $
Total Fee for Level 4:                                       $
                                              (Due upon release to dealers)











                                                                    EXHIBIT 21.1




                         SUBSIDIARIES OF THE REGISTRANT





Computer Based Controls, Inc.


National Credit Card Reserve Corporation


ECHO Payment Services, Inc.


XpressCheX, Inc.


ECHO R & D Corporation



                                                                    EXHIBIT 23.1





                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-2 of our report dated November 15, 1996, which appears on page F-1 of the Electronic Clearing House, Inc. Annual Report on Form 10K for the year ended September 30, 1996. We also consent to the reference to us under the headings "Experts" in such Prospectus.





PRICE WATERHOUSE LLP

Los Angeles, California
August 1, 1997






                                TABLE OF CONTENTS


Available Information; Information with Respect to the Company;
  Incorporation of Certain Information by Reference. . . . . . . . . . . . . . 2

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

Use of Proceeds; Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . 9

Selling Security Holders . . . . . . . . . . . . . . . . . . . . . . . . . . .10

Plan of Distribution; Description of Securities. . . . . . . . . . . . . . . .12

Legal Matters; Experts; Disclosure of Commission Position of
  Indemnification for Securities Act Liabilities . . . . . . . . . . . . . . .14


No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. Any information or representation not herein contained, if given or made, must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the securities by any person in any jurisdiction where such offer or solicitation is not authorized, or in which the person making such offer is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.



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